Caracas May, 17 2005

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

Rodolfo García
Alternate Judicial Representative

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A.

The attached material, described below, is furnished to the Securities and Exchange Commission by Siderúrgica Venezolana "Sivensa", S.A. ("Sivensa" or the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

1) Additional Information made public as of May 16, 2005

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A.

RISK FACTORS

An investment in the Common Shares involves a degree of risk. Accordingly, before determining whether to subscribe for any of the securities, prospective investors should carefully consider all of the information set forth in the Offering Memorandum, including the specific investment considerations set forth below, and conduct their own due diligence investigations.

Certain Risk Factors Relating to Venezuela

Venezuelan Political Risk

Substantially all of the Company's operations, including the production of goods for export, are conducted in Venezuela. The Company's operational and financial results have been, and are expected to continue to be, generally affected by economic variables such as growth, inflation, exchange rates and exchange controls, interest rates, taxation, price controls and by political factors such as changes in Venezuela's Government, leadership and economic policy. Venezuela has had democratically elected governments since 1958. However, in 1992 there were coup attempts to overthrow the Government which were quickly suppressed by military and civil forces. In May 1993, the Venezuelan Senate voted to authorize impeachment proceedings against then-President Carlos Andrés Pérez. The current President, Hugo Chávez Frías, who led one of the 1992 coup attempts, was democratically elected in December 1998 and took office in February 1999. In April 2002, after growing protests, President Chávez was himself overthrown before being reinstated after three days on April 13, 2002. In the months following the return of President Chávez, there was an escalation in public protests against the Government that led to a nationwide general strike during December 2002 and January 2003 that significantly affected the performance of Venezuela's economy.

Since taking office, the government of President Chávez has implemented significant political changes. The Chávez administration convened the *Asamblea Nacional Constituyente* (National Constituent Assembly) for the purpose of enacting a new Venezuelan Constitution, which became effective on December 30, 1999, and provided for new authorities called "Citizen Power" and "Electoral Power" under the Government in addition to the President, National Assembly (formerly the National Congress) and Supreme Tribunal of Justice. On July 30, 2000, President Chávez was re-elected and his political party, *Movimiento Quinta República* (the Fifth Republic Movement), won 77 of 165 seats in the National Assembly. President Chávez's government has relied on his relationships with the Venezuelan armed forces. Military personnel have at times been appointed to traditionally non-military roles, including the presidencies of the major state-owned corporations, *Petróleos de Venezuela, S.A.* ("PDVSA"), CITGO Petroleum Corporation and *Corporación Venezolana de Guayana* ("CVG"). In August 2000, President Chávez announced plans for economic reform, designed to promote private investment and economic growth, which had a moderate positive impact on the economy. In November 2000, the National Assembly passed the *Ley Habilitante* (the "Enabling Law"), which allowed President Chávez to enact laws by decree for a one-year period.

On November 13, 2001, President Chávez enacted 49 laws under the Enabling Law, including the Hydrocarbons Law, Land and Agricultural Development Law, Fishing and Aquaculture Law, Coastal Zones Law, General Banking and other Financial Institutions Law, Partial Reform of Auction Law and the Statute of Public Function Law. The enactment of these laws was questioned by *La Federación Venezolana de Cámaras y Asociaciones de Comercio y Producción* (The Venezuelan Federation Chambers and Associations of Commerce and Production) ("Fedecámaras"), the leading federation of trade and industry organizations, who criticized, first, that the enactment did not satisfy the consultative requirements of the Organic Law of Public Administration and the National Constitution of 1999, and second, their strong State-interventionist orientation. These laws were considered to adversely affect private and foreign investment as well as property rights. This was a key factor in the public protests and mobilizations that followed in late 2001 and early 2002.

Some sectors petitioned the Supreme Tribunal of Justice for partial or total nullification of the laws passed under the Enabling Law. *La Federación Nacional de Ganaderos* (The National Federation of Cattle Producers) filed a request for a nullification order against the Land and Agricultural Development Law, while Fedecámaras filed against all of the laws approved under the Enabling Law. *Acción Democrática*, an opposition political party, requested a *vacatio legis* (an extension of the time period between the enactment of a law and the date on which it becomes effective) for all the laws. After due consideration, the National Assembly established a forum to discuss all the proposed reforms to these laws.

On December 10, 2001, Fedecámaras organized a one-day national strike that received the support of many of the important business sectors of the country (banking, commerce and industry) and paralyzed a significant portion of commercial activity. Discontent and dissidence against the Government reflected not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasing confrontations with key institutions, such as the media and the *Confederación de Trabajadores de Venezuela* (Venezuelan Workers' Confederation) ("CTV"), the largest union organization.

Oil industry personnel, who questioned the Government's appointment of a new PDVSA Board of Directors, participated in a work slowdown in late February 2002, and began a strike on April 4, 2002. On April 9, 2002, leaders of the CTV and Fedecámaras, with strong support from opposition political organizations, joined PDVSA workers, calling for a general strike that lasted three days and culminated on April 11, 2002, with a massive opposition march in Caracas. This march ended in violent confrontations between government supporters and opponents resulting in 17 deaths and a large number of wounded. This event prompted dissident officers of the *Fuerzas Armadas Nacionales* (National Armed Forces) to intervene and caused the temporary removal of President Chávez. President Chávez was reinstated after three days of institutional uncertainty; in a conciliatory move, he dissolved the controversial, recently installed Board of Directors of PDVSA.

In response to the country's political crisis, the Government decided in July 2002 to invite the Organization of American States, the Carter Center, and the United Nations Development Program to act as facilitators in negotiations between the Government and the political opposition. To this end, the Negotiation and Agreement Round Table (the "Round Table") was created on November 8, 2002, composed of six government representatives and six representatives of the *Coordinadora Democrática* (the "Democratic Coordinator"), an opposition alliance. Organization of American States General Secretary César Gaviria acted as international facilitator. The Round Table's main objectives were to seek an agreement to resolve the country's political crisis through elections and to achieve consensus on strengthening the electoral system, disarming the civil population, and creating a "Truth Commission" to investigate the tragic events of April 11, 2002. A tripartite technical group was also formed, comprised of the Organization of American States, the Carter Center, and the United Nations Development Program, whose task was to provide technical support to the facilitator and supervise the fulfillment of any agreement. In addition, the creation of a "Group of Friends" (Spain, Portugal, the United States, Chile, Mexico, and Brazil) was also intended to strengthen the active role of the international participants. Negotiations proved fruitless and no agreement was reached in 2002.

On December 2, 2002, Fedecámaras, the CTV, and most of the opposition political forces organized under the Democratic Coordinator called another general strike. Its main goal was to force the President to resign or to achieve an electoral solution. A significant part of the oil industry's personnel joined the strike, resulting in a suspension of oil exports and shortages of gasoline and household gas in the domestic market. There was also a substantial paralysis of the non-oil sector. The general strike lasted two months, and had a deep political, economic and social impact. During the months following the end of the general strike the opposition weakened because of its failure to achieve any of its objectives, while President Chávez was unwilling to consider any demand that threatened his office. PDVSA dismissed approximately 18,000 oil industry workers who had participated in the strike and slowdown-related activities, and the Government appointed a new Board of Directors for PDVSA.

On February 18, 2003, after some months of meetings and debates, the Government and the opposition representatives at the Round Table signed their first agreement of a "Declaration Against Violence." On May 29, 2003, the Round Table members signed an agreement to resolve the political stalemate through a democratic, peaceful, constitutional and electoral process in accordance with the Venezuelan Constitution through

Article 72, which provides for the possibility to revoke the mandate (given sufficient supporting signatures) of all elected authorities (including the President) at the end of the first half of their term in office.

President Chávez completed his mid-term on August 19, 2003. As a result, a recall referendum was possible under the Constitution and could be lawfully organized after that date. A minimum of 2.4 million signatures representing 20% of the total number of registered voters was required to initiate the recall referendum. On September 29, 2003, the *Consejo Nacional Electoral* (National Electoral Council) (the "CNE") received requests for recalls against the President and 70 parliamentary members (34 from the Government and 36 from the opposition). Two months later, between the end of November and the beginning of December of 2003, the process of collecting signatures to activate these recalls developed peacefully.

After completing the first phase of signature verification, on March 2, 2004, the CNE made its preliminary announcements. Out of the 3.1 million signatures submitted to the CNE for the Presidential recall process, 1.8 million were accepted as valid, 378,000 were deemed invalid (persons not included on the electoral register, errors in the schedules, related documents and others) and 876,000 were deemed subject to a confirmation process where the participants were required to validate their signatures. One argument made by the CNE to select this group of signatures for the "repair phase" was that the data — not the signatures and fingerprints, but the related names, surnames and identification numbers — were handwritten by the same person, which the CNE had supposedly prohibited the collection agents from doing.

The opposition expressed their disagreement with the criteria used by the CNE to validate the signatures. This position was supported by the Organization of American States and the Carter Center observers as they disagreed with the decision of the CNE. The CNE's position sparked opposition protests, some of which were suppressed by the National Guard, one of the bodies of the National Armed Forces.

The validation of the signatures was referred to the Supreme Tribunal of Justice, consisting of the Electoral Court and the Constitutional Court. The Electoral Court ruled that the signatures subject to ratification were valid, and resolved that the CNE should begin the Presidential recall referendum. However, the Constitutional Court overruled the Electoral Court's decision.

The Democratic Coordinator decided to go to the "repairing phase" signatures at the end of May 2004, and the opposition managed to submit the valid signatures. Thus, the CNE was required under the Constitution to begin the referendum against the President before August 19, 2004. On August 15, 2004, Venezuelan citizens voted in the recall referendum, in accordance with the Venezuelan Constitution, regarding the removal of President Chávez from office for the remainder of his term. Approximately 59% of the voters voted in favor of retaining President Chávez. State and local elections were held in Venezuela on October 31, 2004, and candidates supported by President Chávez won 21 of the 23 gubernatorial elections, with the two remaining governorships won by opposition parties.

In November 2004, the National Assembly began the process of appointing 17 new justices to the Supreme Tribunal of Justice in accordance with a law that allows judges to be appointed by a simple majority if the National Assembly holds three sessions and lawmakers fail to reach the necessary qualified majority of two-thirds of the National Assembly. On December 2, 2004, the Venezuelan Prosecutor General filed a petition with the Constitutional Court seeking to annul a decision rendered by the Supreme Tribunal of Justice in 2002 that ruled that the *coup d'état* that ousted President Chávez for two days and installed in his place business leader Pedro Carmona, constituted a power vacuum and that there were no grounds to prosecute the high-ranking military officers allegedly involved in the *coup d'état*. The case is still pending with the Constitutional Court.

In January 2005, President Chávez issued a decree on land reform that set up a national land commission intended to review land ownership and land use throughout Venezuela. Additionally, in 2005, actions have been taken against large landowners to redistribute their land holdings, including the seizure of a 32,000-acre estate owned by Agroflora, a Venezuelan subsidiary of the British Vestey Group. The Government has taken these actions based on its claims that such landowners did not hold proper legal title to such land holdings, a claim that is disputed by the landowners.

Through its economic policies, the Government has historically exercised significant influence over the Venezuelan economy. In 1983 and 1994, exchange controls were imposed; in 1996, constitutional rights were suspended; and in 2003, exchange and price controls were again implemented. Government actions concerning the economy are likely to continue to have an important effect on:

- the financial condition and results of operations of companies operating in Venezuela;
- the ability of Venezuelan companies to adjust prices and make capital expenditures; and
- the market prices, liquidity and return on securities carrying Venezuelan risk, such as the Common Shares.

Impact of Fluctuations in GDP in Venezuela

Demand for the Company's products in Venezuela and the Company's results of operations and financial condition have been, and are expected to continue to be, materially affected by the state of Venezuela's economy. The following table summarizes some of the main economic indicators between 2002 and 2004:

	Year ended December 31,		
	2002	**2003**	**2004**
GDP at market prices (billions of nominal Bs.)	107,840	134,217	206,125
GDP (in millions of \$)[(1)]	92,056	83,405	109,056
Real Total GDP growth (%)	(8.9)	(7.7)	17.3
Real Oil GDP growth (%)	(14.2)	(1.9)	8.7
Real Manufacturing GDP growth (%)	(13.1)	(7.1)	25.4
Real Construction GDP growth (%)	(8.4)	(39.5)	32.1
Population (in thousands)	25,220	25,674	26,127
Year-end consumer price inflation (%)	31.2	27.1	19.2
Year-end exchange rate (Bs./\$)	1,403.00	1,600.00	1920.00
Merchandise export FOB (in millions of \$)	26,781	27,170	39,371
Merchandise import FOB (in millions of \$)	13,360	10,687	17,318
Current account balance (in millions of \$)	7,599	11,448	14,575
Venezuelan Oil Price (in \$/barrel)	22.0	25.7	33.2[(3)]
Foreign reserves (in millions of \$)[(2)]	14,860	21,366	24,208

---

(1) Based on the daily average official exchange rate.
(2) Includes the Fondo de Estabilización Macroeconómica (Fund for Macroeconomic Stabilization).
(3) Preliminary.

Information Sources: Central Bank of Venezuela, Ministerio de Energía y Petróleo, Instituto Nacional de Estadística.

Impact of Inflation in Venezuela

Venezuela has experienced relatively high levels of inflation during much of the past two decades, despite the presence of price controls on many core goods during certain periods. The general rate of inflation as measured by the consumer price index for the metropolitan area of Caracas (the "Consumer Price Index") was approximately 31.2% in 2002, 27.1% in 2003, and 19.2% in 2004. The general rate of inflation as measured by the wholesale price index was approximately 37.9% for 2002, 53.1% for 2003, and 30.0% for 2004. There can be no assurance that inflation will not continue at or increase from its current level. Because certain of the Company's inputs, such as labor, are bolivar-based, while most of the Company's long-term debt and the sales prices of substantially all of the Company's products are dollar-based or dollar-tied, periods of inflation that are not accompanied by commensurate devaluations of the bolivar can adversely affect the Company's financial condition and results of operations, as well as the implementation of the Company's business strategy.

Impact of Interest Rates in Venezuela

Demand in Venezuela for the Company's products and the Company's results of operations and financial condition have been, and are expected to continue to be, materially affected by the level of interest rates in Venezuela. Although interest rates have generally declined since 2002, there can be no assurance that interest rates will not increase from their current levels, which could have an adverse effect on the Company's financial condition and results of operations.

Exchange Controls and Currency Devaluation

General. The Central Bank of Venezuela imposed a policy in 1996 to maintain the exchange rate between 7.5% above and 7.5% below its reference rate. The reference rate was originally set at Bs.470 per dollar and was adjusted from time to time to account for projected inflation. The sustained deterioration of Government revenue streams, as well as increasing political and legal instability, resulted in capital flight and the erosion of foreign reserves in late 2001. On February 12, 2002, the Government was forced to allow the bolivar to float freely. Under this new exchange rate policy, the reference rate for the Central Bank of Venezuela was Bs.1,403 per dollar on December 31, 2002.

Reacting to the rapid decline of the bolivar, the Government suspended the trading of foreign currency on January 21, 2003 for five business days and controls on foreign currency exchange were established on February 5, 2003. Initial rules governing foreign currency trading were approved by the Government to provide for an exchange control regime in Venezuela based on a single mandatory system. A series of exchange agreements between the Ministry of Finance and the Central Bank of Venezuela established the system for administration of foreign exchange and set the exchange rate at Bs.1,596 per dollar purchased by the Central Bank of Venezuela, and Bs.1,600 per dollar sold by the Central Bank of Venezuela. On March 3, 2005, the official exchange rate was changed from Bs.1,915.20 to Bs.2,144.60 per dollar purchased by the Central Bank of Venezuela, and from Bs.1,920.00 to Bs.2,150.00 per dollar sold by the Central Bank of Venezuela. As of May 6, 2005, the official exchange rate has not changed from that set on March 3, 2005. As of May 6, 2005, the bolivar has lost 12% of its value against the dollar since January 1, 2005. Established in February 2003, the Venezuelan Foreign Currency Administration Commission ("CADIVI") currently coordinates, controls, and manages Venezuela's foreign exchange rate regime. See "Exchange Rates". There can be no assurance that the Central Bank of Venezuela will continue its current exchange rate policy, that the government will not impose stronger foreign exchange restrictions in the future, or that the bolivar will not continue to decline in value with respect to the dollar.

The Company is not currently paying cash dividends or making other cash distributions to shareholders. However, should the Company in the future decide to pay a cash dividend or otherwise make a cash distribution, such dividends or distributions with respect to the Common Shares underlying the ADSs will be paid by the Company in bolivars.

Access to Foreign Currency and Impact on Investments in Securities of Venezuelan Companies. A substantial portion of the Company's revenues, expenses and liabilities are denominated in dollars. The Company is currently making appropriate applications for foreign currency to CADIVI and expects to be in a position to meet its dollar-denominated obligations. However, if the system of exchange controls remains in effect, there is no assurance that the Company will be able to secure the required approvals from CADIVI to be able to have sufficient foreign currency for this purpose. The inability of the Company to obtain foreign currency could have an adverse effect on the results of operations and financial condition of the Company.

Hedging and other currency risk. Although the Company reviews opportunities to minimize its exposure to devaluation, under current market conditions, the Company does not engage in hedging activities. Reductions in the value of the bolivar against the dollar and other foreign currencies have significantly affected the business and operations of the Company in the past and may do so again in the future. If the value of the bolivar relative to the dollar continues to decline substantially, the Company's consolidated net income and shareholders' equity, in certain circumstances, would be greatly diminished when expressed in dollars, and the market price and liquidity of, or the return on, an investment in the Common Shares could also be adversely affected.

While a substantial portion of the Company's revenues, expenses and liabilities are denominated in dollars, and although the Company maintains a significant portion of its monetary assets in dollars, any change in the Government's exchange rate policy, the imposition of restrictions on the availability of foreign exchange, or a further reduction in the value of the bolivar against the dollar or other foreign currencies, could adversely affect the financial condition and results of operations of the Company and the market value of the Common Shares. See "Exchange Rates".

Investment Restrictions

The Government has in the past imposed restrictions on foreign ownership of Venezuelan equity securities and continues to limit foreign investment in certain sectors of the economy, including television and radio stations, Spanish-language newspapers and professional services regulated by specific domestic laws such as accounting and medical services. Currently there are no restrictions on foreign ownership of the Company's equity securities. Although foreign investment restrictions were liberalized in January 1990, there can be no assurance that any such restrictions will not be reimposed. The reimposition of any such restrictions could have an adverse effect on the results of operations and financial condition of the Company and the market price and liquidity of the Common Shares.

Importance of Oil Sector

The petroleum industry is central to and dominates the Venezuelan economy. In 2004, the oil industry accounted for an estimated 16.8% of Venezuela's total GDP, 46.6% of the Government's ordinary revenues and 80.8% of the total value of Venezuela's exports. The average price of Venezuelan oil per barrel was $22.00 in 2002, $25.70 in 2003, and, preliminarily, $33.20 in 2004. In addition to international events – including climate events, international hostilities, and supply and demand – that affect the price per barrel of Venezuelan oil, domestic Venezuelan politics can affect Venezuela's oil output. For example, on December 2, 2002, opposition groups called for a national general strike that included the oil industry. As a result, Venezuela's oil production was drastically reduced. The positions of the Government and the opposition and oil industry leaders resulted in a longer-than-expected strike during which almost all commercial and economic activity was suspended. The opposition partially called off the strike on February 2, 2003, and commercial activity has since largely recovered. Recognizing the damaging effects of the strike on the economy and the country's international reserves, the Government reduced public expenditures, suspended the trading of foreign currency and introduced an exchange control regime.

The rate of economic growth, the level of tax revenue, Government spending and Government borrowing, and the supply of foreign exchange in Venezuela are materially affected by oil prices and general conditions in the international petroleum markets. Thus, a future downturn in the economic results of Venezuela's petroleum industry may have a material adverse effect on the Venezuelan economy, which could adversely affect the financial condition and results of operations of the Company.

Impact of Economic and Political Conditions in Other Emerging Market Countries

Economic and political conditions in other emerging market countries may from time-to-time affect the securities markets in Venezuela. For example, the devaluation of the Mexican peso in December 1994 severely affected the prices of Mexican and other Latin American securities. There can be no assurance that economic and political conditions in other emerging market countries will not adversely affect the capital markets in Venezuela generally, the Company's financial condition and results of operations, or the prices of the Common Shares.

Certain Risk Factors Relating to the Company

Substantial Indebtedness of the Company and Default of Certain Indebtedness

The proceeds of the Offering, if successful, will go to pay the Creditor Banks an amount of at least $15 million in place of a payment previously due March 31, 2005, and such proceeds will not be available for other purposes. See "Use of Proceeds and Debt Restructuring". As at March 31, 2005, the Company's net debt

amounted to approximately $1,286.0 million. Additionally, security has been granted over substantially all of the Company's assets.

Of the approximately $1,286.0 million of the Company's net debt, approximately $755.0 million is considered current and payable to certain creditors of International Briquettes Holding ("IBH"). This debt is currently in default. Of the $755.0 million owed to IBH's creditors: (i) $393.7 million is owed as a result of the BHP-Billiton loan assigned to certain creditor banks; (ii) $361.3 million is owed by Orinoco Iron C.A. ("Orinoco Iron") to certain creditor banks; (iii) as a result of an event of default, a foreclosure in the amount of $252.2 million on certain accounts receivable of Orinoco Iron and Venprecar has been made; and (iv) an amount equivalent to Orinoco Iron's debt to BHP-Billiton assigned to certain creditor banks is expected to be neutralized in the future, subject to the Company meeting certain conditions. Even if (iii) and (iv) above are subtracted from the $755.0 million current and payable, the resulting amount that is current and payable is $141.5 million.

IBH is currently in negotiations with IBH's creditors to restructure this indebtedness, which the management of the Company expects to be successful. However, there can be no assurance that these negotiations will be successful. Should these negotiations fail to produce an agreement, IBH's creditors can seize a substantial portion of IBH's assets, as these creditors have already done with respect to the $252.2 million in accounts receivables discussed above. Should IBH's creditor seize more assets of IBH, which they are entitled to do, this would have a material adverse effect on the Company's business, financial condition, and results of operation.

Additionally, due to its indebtedness, there are substantial doubts as to IBH's ability to continue as an ongoing concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Impact of the Ongoing Restructuring of the Indebtedness of the HBI Business".

The Company's high degree of indebtedness and the limitations imposed by restrictive and negative covenants imposed by its indebtedness could have other important consequences, including the following:

- a substantial portion of the Company's cash flows from operations will have to be dedicated to servicing the Company's debt, thereby reducing the funds available to the Company for other purposes;
- the Company may have a much higher level of debt than certain of the Company's competitors;
- the Company may have difficulty in paying interest on that portion of the Company's outstanding debt that bears interest or on any new incurrence of debt;
- the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and
- the Company's risk of exposure to higher interest rates will remain since a portion of its borrowings are and will continue to be at variable rates of interest.

If the Company is unable to generate sufficient cash flow from its future operations to repay all of its indebtedness as it becomes due and make necessary investments, the Company may be required to further restructure or refinance all or a portion of its existing indebtedness (including the Company's indebtedness under the Loan Agreement and that related to the financing of the HBI business), seek new borrowings, forego strategic opportunities, reduce or delay capital expenditures, sell additional assets, seek additional equity capital, or delay, scale back or eliminate some aspects of its operations. In addition, to the extent that the Company seeks to replace or refinance any or all of its current indebtedness, such replacement or refinancing may not be available on terms that are favorable or acceptable to the Company and may impose new and restrictive covenants on the Company. This could have a material adverse effect on the Company's business, financial condition, and results of operation. If the Company is not able to enhance or maintain cash flow, through net working capital improvements, sales of non-core assets or otherwise, the Company may suffer a liquidity crisis. This would have a material adverse effect on the Company's business, financial condition, and results of operation.

Steel Business

Cyclicality and Worldwide Capacity. The worldwide steel industry is subject to business cycles characterized by intense competition and periods of excess capacity. The financial condition and results of operations of companies in the steel industry are generally affected by macroeconomic fluctuations in the world economy and in their respective domestic economies. From 1998 through 2002, substantial excess worldwide manufacturing capacity for steel products, combined with a worldwide economic slowdown, resulted in increased international competition and downward pressure on world steel prices. With stronger demand in 2003 and 2004, the industry demonstrated improved performance in a number of countries. In the second half of 1998, worldwide demand began to soften, and the industry experienced a trend of steadily declining selling prices from approximately $200 per tonne in July 1998 to $168 per tonne by the end of 1998 in the case of Community of Independent States rebar export prices. The low price environment continued through 2002. Between 1999 and 2002, the Community of Independent States export rebar price stayed between $152 and $200 per tonne. In 2003 and 2004, however, steel prices increased. Export prices from the Community of Independent States increased to $265 and $414, respectively. There can be no assurance that prices will not decline throughout the industry in the future.

In Venezuela, the Company sells its long products principally to participants in the construction sector. Steel sales to that sector are affected by fluctuations in overall demand in the sector, which in turn is affected by Venezuela's political and economic conditions. In 1996, construction sector GDP in Venezuela was 25% down from the level than it was in 1992. In 1997 and 1998, after the *Agenda Venezuela*, the construction sector recovered to a level 5.5% higher that it was in 1992. In 1999 due in part to the effect of the "Asian Crisis" on the oil industry, the construction sector declined 17.4%, although it recovered in 2001 and 2002, growing 4.0% and 13.5%, respectively, in those years. In 2002 and 2003, the construction sector declined by 8.3% and 39.5%, respectively, due to the general strike that affected those years. While the construction sector partially recovered in 2004, it is still 26.8% weaker than it was at its peak in 2001. Because of weak demand during fiscal years 1999, 2000, 2002 and 2003, certain of the Company's rolling mills and the Company's wire mesh plant operated at less than full capacity during those years. In fiscal years 2001 and 2004, utilization of these plants improved, but they were still operated at less than full capacity. In the first half of fiscal year 2005, utilization of the plants has improved, but they are still operated at less than full capacity, which continues to date.

Competition. There are three principal domestic producers of steel in Venezuela: the Company, Siderúrgica del Orinoco C.A. ("Sidor") and Siderúrgica Zuliana C.A. ("Sizuca"). The Company's management estimates that in fiscal year 2004, the Company had a market share of approximately 44% of domestic rebar sales. While the Company is the second largest producer of steel in Venezuela; the largest producer of steel in Venezuela is Sidor. On January 27, 1998, Consorcio Siderúrgica Amazonia Ltd ("Amazonia"), a consortium of Latin American companies, including the Company, acquired a 70% stake in Sidor from the Government. The consortium is now 3.4%-owned by the Company, and the consortium now owns 59.73% of Sidor. The Company and Sidor compete only in the rebar market, which is an important domestic market for the Company. However, Sidor supplies the Company's businesses with wire rod. Following its privatization, Sidor could expand its activities and become a more formidable competitor to the Company in both its domestic and export markets. No assurance can be given that such increased competition would not adversely affect the Company's results of operations or financial condition.

Venezuelan steel producers do not currently face significant direct competition from foreign producers, which generally sell in Venezuela only those steel products that are not produced in Venezuela. The principal barrier to steel long products imports into the Venezuelan market are tariffs and the competitive advantage domestic producers have in respect of pricing, in large part because of their proximity to low cost sources of raw materials and to their customers. However, the possibility of competition from foreign producers does affect the pricing of steel products in Venezuela, setting an effective price ceiling for domestic producers' steel products.

HBI Business

Cyclicality; Relationship to High Quality Scrap Market. HBI, which in fiscal year 2004 accounted for 22.3% of the Company's consolidated net sales, is a raw material used in the making of steel. Thus, demand for,

and price cycles typically associated with, steel products can affect the demand for and price of HBI. Global steel prices have in the past decreased, primarily because of worldwide economic slowdowns and global over-capacity. Such declines can lead to decreases in the demand for and prices of scrap and scrap substitutes, such as HBI, and, consequently, to a significant decline in the Company's profitability. There can be no assurance that prices for scrap and scrap substitutes, such as HBI, will not decline further in the future, adversely affecting the Company's profitability.

Demand and prices for HBI are also significantly affected by international levels of HBI supply and the level of demand for high quality scrap and scrap substitutes and the relative cost advantages of HBI over high quality scrap. Scrap prices have been volatile in recent years as a result of supply and demand factors, including the aforementioned changes in the level of world steel production. An increase in the supply of high quality scrap and a resulting decrease in worldwide scrap prices could lead to a decrease in demand for HBI, and consequently to a reduction in demand for the Company's HBI production. See "—Steel Business—Cyclicality and Worldwide Capacity".

Competition, Capacity and Price Sensitivity. There are approximately 61 gas-based DRI modules in operation worldwide. While most of these modules belong to captive plants (*i.e.*, facilities that are part of integrated steel making facilities and that do not sell DRI to third parties), 12 modules, with an aggregate design capacity of approximately 8 million tonnes per year, are producing DRI for sale to third parties. Based on public statements and published reports, the Company expects that from 2005 through 2008, an additional 12 to 16 million tonnes per year of capacity will be brought into operation, including approximately 9 million tonnes per year at captive plants. See "Summary of the Company's Business—HBI Business". Although management believes that sufficient demand will exist to absorb such capacity, competitive pressures have and will continue to limit the ability of producers to obtain price increases and may even lead to declines in prices, both of which may have a material adverse effect on the industry in general and the Company in particular.

Plant Shutdowns. Unexpected technical problems or difficulties in the supply of raw materials or supplies can lead to interruptions of the Company's plants and have a material adverse impact on the Company's production and financial results. Since the beginning of fiscal year 2003, the Company's Venprecar plant has experienced interruptions (other than for scheduled maintenance) of: (i) 68 days from December 2002 to February 2003 for insufficient supply of natural gas; (ii) 21 days in December 2003 and January 2004 due to a condition of instability in the bed's thermal profile; (iii) 7 days in February 2004 due to an obstruction in the reactor; and (iv) 14 days in July 2004 due to damage in the gas preheater.

Since the beginning of fiscal 2003, the Orinoco Iron plant (which is consolidated into the Company's results since November 2004) has experienced interruptions (other than for scheduled maintenance or difficulties with the iron ore described below): (i) in December 2002, train 1 operated at a reduced rate for 9 days and was afterwards shutdown at 61 days of operation due to insufficient supply of natural gas; (ii) in July 2003, train 1 was stopped for 9 days due to difficulties with the unionized workers; (iii) in August 2003, train 1 was shutdown for 27 days of operation due to an interruption in the supply of electricity; (iv) in September 2004, trains 2 and 4 were affected during 10 days each due to difficulties in the iron ore drier; and (v) in September 2004, trains 2 and 4 runs were affected by damages to the gas furnaces – train 2 restarted operations after 195 days of interruption and train 4 was shutdown on the 25th day of its campaign. There can be no assurance that future shutdowns resulting from unexpected operational problems will not adversely affect financial results.

Term of the Runs and Effective Daily Production. The Company's Orinoco Iron plant has experienced difficulties in achieving production levels, although management at the plant has made efforts to solve these problems. Orinoco Iron is advancing a project to control the grading of the iron ore that it uses as raw material in the reduction process. It is estimated that in June 2005, a new screening system will start operating and a mills system will come online in August 2005. In the past few months, Orinoco Iron has been using temporary screening and milling systems, which have provided more homogeneity to the iron it uses, which has positively impacted the reactors' performance. There can be no assurance that Orinoco Iron's production goals can be or will be achieved by these measures, or that any such problems related to reaching such production goals will be addressed in a manner that will not materially adversely affect the Company's financial results.

Steel Wire Products Businesses

Cyclicality. The steel wire industry is cyclical. The financial condition and results of operations of companies in this industry are generally affected by general economic conditions and other factors in the countries in which their products are sold, including fluctuations in GDP, related market demand, global production capacity and other factors beyond the companies' control. Demand for the Company's steel and steel wire products in part depends on demand in the construction sector, which typically is affected by Venezuelan economic conditions.

Competition. Although management believes that the Company has benefited from its relations with its steel wire businesses joint venture partners and its relatively low labor, energy and raw material costs, management believes that these markets will remain competitive. In addition, while the Company believes it has advantages in the Venezuelan market over its foreign competition, there can be no assurance that these advantages will continue to exist.

Supplies of Raw Materials and Energy Inputs

The Company's relative cost advantages in the production of HBI are directly related to the availability of iron ore, natural gas and electricity at competitive prices. The Company has historically benefited from favorable contracts for the supply of its raw materials by several state-owned energy and mining entities, which are often the exclusive suppliers in Venezuela of such inputs. Significantly, Ferrominera, a subsidiary of the state holding company, CVG, is the sole domestic supplier of iron ore to the Company. Although Ferrominera has an indirect 13.2% interest in IBH and, through IBH, in all of the Company's HBI operations, CVG owns interests in a number of direct competitors of the Company, including Operaciones al Sur del Orinoco C.A. and Sidor. In the third quarter of fiscal year 2004, Orinoco Iron's production was affected by a decrease in the volume of iron ore received. While the Venprecar plant has never experienced production disruptions as a result of a shortage in supply of raw materials, the Venprecar plant has from time to time experienced shortages of certain types of iron ore which have affected its lump ore and pellet mix and, consequently, its production costs. In addition, while management believes that the Company has historically benefited from favorable prices for natural gas, the Government has raised natural gas tariffs in the past. Orinoco Iron's natural gas price is determined by a long-term contract formula, which is subject to variations in oil, gas and scrap index prices in the international market, which in fiscal year 2004 resulted in a substantial increase in price. During fiscal year 2003, as a consequence of the general strikes, the supply of natural gas to the Company was inadequate to meet the need of the plants, which negatively affected production. Moreover, although electricity costs in Venezuela have historically been substantially less than in many other parts of the world because of its abundant hydroelectric resources, there can be no assurance that government-set tariffs for electricity will not be increased. There can be no assurance that the terms of raw materials supply contracts will not change in the future, or that shortages of raw materials will not occur. Should the state-controlled suppliers of iron ore, natural gas or electricity decline to renew their supply contracts with the Company, or should the Company be unable to obtain such materials on equally favorable terms from those or other suppliers, the Company's financial condition and results of operations may be adversely affected.

Environmental Matters

The operations of the Company are subject to Venezuelan national, state and local laws and regulations relating to the protection of the environment. In general, Venezuelan laws are similar to or in some cases more stringent than United States environmental regulations. New plants and projects require comprehensive environmental-impact statements. Companies that do not comply with environmental regulations must negotiate a plan with government regulators, setting forth a time schedule for meeting the appropriate standards.

Other than a request that the Company has received to submit an environmental adequacy plan in respect of its Matanzas steel plant and three of the Company's affiliates have been notified by the Venezuelan environmental authorities that they allegedly fail to comply with certain environmental regulations concerning the emission and discharge of effluents, the Company (together with its subsidiaries) has not received notice of any claims from Venezuelan environmental authorities relating to environmental matters, nor is it aware of any claims or conditions that would be expected to result in claims related to environmental violations that would, in the opinion of

management, have a material adverse effect on the Company's consolidated financial position or its consolidated results of operations.

There can be no assurance that stricter enforcement or modifications of existing environmental laws and regulations, further investigations or actions by Venezuelan national, state and local authorities relating to existing conditions, or the adoption of additional environmental laws and regulations will not result in the need for investments in pollution control equipment or other actions that are not currently provided for in the Company's capital expenditures program, or that would adversely affect the Company's results of operations.

Certain Risk Factors Relating to the Common Shares of the Company

Golden Share and Controlling Shareholders

As part of the restructuring of the Loan Agreement (as defined in "Use of Proceeds and Debt Restructuring"): (i) Common Shares representing 15% of the outstanding share capital of the Company were issued to the Creditor Banks and (ii) a preferred share of the Company (the "Golden Share") was issued to an administrative agent on behalf of the Creditor Banks (the "Golden Shareholder"). Under the terms, rights and features of the Golden Share, the Golden Shareholder, on behalf of the Creditor Banks, has special voting rights at the shareholder level, the right to appoint one director and one alternate to the Company's Board of Directors (the "Golden Share Directors") as well as one liquidator, if necessary, while the Golden Share Directors have special voting and veto rights at the Board of Directors level, including powers relating to the Company's subsidiaries. The Creditor Banks have the right to retain the Golden Share and the related powers exercised on their behalf by the Golden Shareholder until such time as all obligations under the Loan Agreement and related documentation have been paid in full (either in cash or through share conversion) and until the Creditor Banks hold less than 5% of the Common Shares of the Company, at which time the Golden Share will convert into a Common Share. However, assuming that the Offering or the Asset Sale (as defined below) has occurred, the Golden Share will convert into a Common Share, without any special rights or features upon satisfaction of all obligations under the Loan Agreement, without regard to the percentage of Common Shares held by the Creditor Banks. Therefore, currently and until such time as the Company has met these obligations in full, as a result of having the rights and powers provided by their ownership of the Golden Share, Creditor Banks will continue to have the ability to exercise substantial control over the Company and its subsidiaries, which they may choose to exercise in their own interests and not in the interests of all the shareholders. See "Description of Sivensa's Capital Stock—Golden Share."

Additionally, although no member of the Machado family individually holds over 10% of the outstanding Common Shares, as at March 31, 2005, the Machado family collectively held approximately 25% of the outstanding Common Shares. The Machado family's significant collective interest in the Common Shares gives it substantial influence over all matters requiring the approval of shareholders should the family choose to act collectively. The Machado family has in the past used, and is expected in the future to use, its significant interest in the Common Shares to seek the election of representatives as members of the Company's Board of Directors.

Marketability and Possible Price Volatility

The Common Shares and some ADSs are listed and traded on a limited basis on the Caracas Stock Exchange. See "Market Information". However, there can be no assurance that an active trading market for the Common Shares will be sustained in the future. As a result, holders of the Common Shares may experience difficulties from time to time in acquiring or disposing of such holdings at the prices, times or in the securities markets in which they may wish to do so.

Relative Illiquidity and Volatility of Caracas Stock Exchange

The Caracas Stock Exchange is Venezuela's only stock exchange. The Caracas Stock Exchange is substantially smaller, less liquid and more volatile than the securities markets in the United States and certain other countries. At May 6, 2005, the aggregate market capitalization of the 49 companies trading on the Caracas Stock Exchange was Bs.14,426 billion ($6,710 billion), approximately 92% of which was represented by the largest 20

companies listed on the exchange. A high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons or entities.

A disproportionately large percentage of the market capitalization and trading value of the Caracas Stock Exchange is represented by a small number of issuers, and a high proportion of the shares of many Venezuelan companies are held by a relatively limited number of persons.

The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. These and other market characteristics have in the past affected and may in the future affect the market price and liquidity of shares of Venezuelan companies, including the Common Shares.

Conversion of Common Shares into new ADSs

On May 11, 2005, a Venezuelan trial court (the 39th Circuit Control Court of Caracas), in order to make the exchange controls currently in place more restrictive, issued a decision whereby exchange transactions through ADRs or other types of transactions with similar effects were suspended. This decision was believed by management of the Company to have prohibited the creation and cancellation of ADRs representing shares of Venezuelan companies, among other things. However, this decision was subsequently reversed by the same trial court and therefore currently does not affect either the ongoing creation or cancellation of ADRs representing shares, such as the Common Shares, of Venezuelan companies. Nonetheless, there can be no assurance that a similar decision with the same effect on ADRs of Venezuelan companies will not be reached again, nor can there be any assurance that the Government or a regulatory body thereof will not decide to enact a law or regulation to the same effect.

Even without a ruling, law or regulation of this nature in effect, Common Shares received pursuant to the Offering will only be eligible for deposit into one of the Company's deposit facilities if the holders of those shares can satisfy the requirements of the relevant Deposit Agreement. In particular, for so long as the Restricted Common Shares are considered to be "restricted securities" (within the meaning of Rule 144(a)(3) under the Securities Act) they will not be eligible for deposit in the Company's unrestricted deposit facility under the ADS Deposit Agreement.

Dividends from Subsidiaries

As a holding company, the Company earns revenues through dividends paid by its consolidated and unconsolidated subsidiaries, including the joint venture companies in which its subsidiaries have interests. Dividends paid to the Company's shareholders will be funded from such revenues. Dividends remitted by such subsidiaries will be regulated by Venezuelan, Cayman Islands or Colombian law, depending on the jurisdiction where the subsidiary is organized.

Venezuelan companies are required to set aside, in bolivars, 5% of their net income under Venezuelan GAAP in a legal reserve until the reserve equals at least 10% of legal capital stock. The Venezuelan *Ley de Mercado de Capitales* (the "Capital Markets Law") requires that publicly traded companies in Venezuela, such as the Company, pay at least 50% of each year's net income in bolivars as dividends, of which one-quarter or 12.5% of total net income must be paid in cash.

Pursuant to Venezuelan law, dividends may only be declared in bolivars and must be paid out of distributable retained earnings. Retained earnings are calculated after deduction of depreciation charges. As a result of these depreciation charges, Venezuelan companies may accumulate cash which may not be distributed to shareholders by way of dividends. In an inflationary economy such as Venezuela's, the interest earned on cash deposits may be less than the rate of inflation. Numerous Venezuelan companies, including the Company, also maintain deposits in dollars to lessen the effect of high inflation rates on deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Venezuelan Taxation or Withholding on Sale or Exchange of Common Shares

Under Venezuelan law, all gains arising on the disposal in Venezuela of Common Shares issued as a result of a capital increase are taxable.

In all cases in which a gain is realized on a sale or other disposition of Common Shares subject to Venezuelan taxation, a progressive rate of up to 34% for legal entities and individuals would be applied, except for individuals who are non-Venezuelan holders, in which case, the rate will be a flat 34%. However, if such sale or other disposition takes place on the Caracas Stock Exchange, the Venezuelan income tax is 1% of the sales price regardless of whether a gain or loss was realized, and will be withheld at the time of sale or disposition. With respect to a sale or other disposition taking place outside the Caracas Stock Exchange, withholding is required at various rates. The applicable withholding rates with respect to non-Venezuelan holders are 34% for individuals and progressive rates up to 34% for legal entities.

However, with regard to the sale or exchange of ADSs, the Venezuelan Income Tax Law provides in Article 6 (letter h), that the income derived from ADRs, GDRs, ADSs and GDSs will not be considered as "territorial sourced". Therefore, it is the opinion of Venezuelan counsel that, based on such provision, the income derived from ADSs will not be taxable in Venezuela as long as such ADSs are negotiated abroad. Notwithstanding the foregoing, and due to the fact that the Venezuelan tax system applies to the world-wide income of Venezuelan residents, if such ADSs are negotiated by a Venezuelan domiciled entity or a resident individual, such income will be taxable under Venezuelan law, as it will be included as part of the world wide income of the taxpayer.

Liability of Shareholders

The liability of shareholders of a Venezuelan company, such as the Company, including holders of the Common Shares, for a company's losses is generally limited to their shareholdings in the company. The Commercial Code provides, however, that in the event that a company's accumulated losses (calculated in accordance with the regulations of the CNV and Venezuelan GAAP on a constant bolivar basis) reduce shareholders' equity to an amount equal to or less than two-thirds of the company's capital stock (*i.e.;* the aggregate of the par value of the company's outstanding capital stock on a nominal bolivar basis), a shareholders' meeting must be convened. At such meeting the shareholders must consider whether to: (i) liquidate the company; (ii) reduce the company's capital stock to an amount equal to the company's remaining shareholders' equity is if such equity is equal to more than two-thirds of the company's capital stock; or (iii) require capital contributions from shareholders to the extent required to restore the company's capital stock. If accumulated losses reduce shareholders' equity to an amount equal to or less than one third of the company's capital stock, the company must be liquidated unless a shareholders' meeting is convened at which the shareholders determine to: (i) reduce the company's capital stock to the company's remaining shareholders' equity or (ii) require capital contributions from shareholders to the extent required to restore the Company's capital stock. If the shareholders decide to require capital contributions or to increase the capital stock as described herein, each shareholder is required, under penalty of forfeiture of such shareholder's shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any shareholder who did not attend the meeting in person or by proxy or voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share of the shares held by such shareholder.

If the shareholders decide to require capital contributions or to increase the capital stock as described herein, each shareholder is required, under penalty of forfeiture of such shareholder's shares, to contribute additional capital to the company based upon the number of shares that it holds, provided that any shareholder that did not attend the meeting in person or by proxy or that voted against the increase of capital is entitled to withdraw from the company and to receive an amount equal to the book value per share of the shares that it holds, calculated based upon the company's most recent unconsolidated balance sheet that has been approved at a meeting of the company's shareholders.

Corporate Disclosure and Governance

The securities laws of Venezuela that govern publicly-traded companies such as the Company differ from those in the United States in certain important respects. Publicly available information about issuers of securities listed on the Caracas Stock Exchange provides less detail in certain respects than information regularly published by or about listed companies in the United States or certain other countries. While the Company does furnish certain materials to the SEC under Rule 12g3-2(b), the periodic and other disclosure required of Rule 12g3-2(b) issuers is limited compared to the disclosure required of U.S. issuers and other non-U.S. issuers. In addition, the Caracas Stock Exchange is not as highly regulated and supervised as United States securities markets. As a result, the prices at which the Common Shares trade may be affected by factors other than the factors typically associated with the trading markets in the United States (*i.e.*, intrinsic corporate values or general economic or market conditions), including, without limitation, trading in Common Shares or ADSs by brokers or other persons based upon material non-public information. Minority shareholders of the Company may also have fewer and less well defined rights under Venezuelan law and the Company's Bylaws than they might have as minority shareholders of a corporation incorporated in the United States.

DEBT RESTRUCTURING

The maximum net cash proceeds that the Company may receive from the Offering is the equivalent of $18.75 million. The approximate net proceeds to the Company, assuming full take up of the rights, are expected to be the equivalent of $18.46 million, after deducting estimated Offering expenses of $290,000. The terms of the Offering require that in order for the Offering to be completed, the Company must both (i) realize proceeds equivalent to at least $15 million from the Offering by June 30, 2005 and (ii) pay the proceeds of the Offering to the Creditor Banks by July 15, 2005. If the Offering is completed, the Company will use the proceeds from the Offering to reduce its indebtedness, which is described below.

Restructuring of Certain Indebtedness

In March 1998, the Company, with its subsidiary Siderúrgica del Turbio, S.A. ("Sidetur") as guarantor, entered into a long-term loan agreement with certain lender banks (the "Creditor Banks") for $200 million, of which $140 million was used to satisfy the commitments arising from the Company's acquisition of a 20% interest in Amazonia (which had acquired 70% of the capital stock of Sidor during its privatization process). This loan constitutes a significant portion of the Company's debt.

On July 18, 2000, the Company and Sidetur signed a restructuring agreement with the Creditor Banks, due to the Company's default on certain financial covenants required by the original loan, partially as a consequence of the so-called "Asian Crisis" that depressed the steel market.

After this restructuring, during fiscal year 2001, the Company was unable to make payments of principal and interest due and failed to satisfy certain covenants. Therefore, the Company and Sidetur found it necessary to complete a second restructuring of this debt and negotiated terms of this second restructuring with the Creditor Banks. Subsequently, the Company, Sidetur and the Creditor Banks entered into a new loan agreement, dated as of April 8, 2002, setting out the terms of this second restructuring (with such agreement, as amended, referred to as the "Loan Agreement").

Under the Loan Agreement, the outstanding loans comprised two tranches: Tranche A, in the amount of $129.9 million, which bears interest at the LIBOR rate plus 3.5% and Tranche B, in the amount of $125.0 million, with no interest charged. Under the original terms of the Loan Agreement, the restructured loan was to mature in September 2007. In addition, the Company issued to the Creditor Banks Common Shares in an amount equivalent to 15% of its subscribed and paid-in capital and the Golden Share, which has special voting and other rights (See "Description of the Company's Capital Stock—Golden Share"). Additionally and pursuant to the Loan Agreement, Tenedora de Acciones de Compañías Siderúrgicas "TECOSIDE" S.A., a company incorporated in Venezuela and formerly wholly-owned by Sivensa ("Tecoside") issued the Platinum Shares to the Creditor Banks. See "—Terms of the Restructured Debt Pursuant to the 2005 Amendment—Security".

The parties to the Loan Agreement have subsequently agreed to six amendments to the original Loan Agreement, four of which related to certain reorganizations of the Company's subsidiaries. Under an amendment, dated September 18, 2003, the Company and Sidetur deferred a payment of $22 million that was originally to be paid on September 30, 2003, with funds arising from the sale of certain assets specified in the Loan Agreement. Under this amendment, the Company and Sidetur deferred this payment by agreeing to make: (i) a payment of $5 million in September 2003 and (ii) a payment of $17 million on or before March 31, 2005, with funds arising from the sale of certain specified assets.

However, due to an obligation to sell certain assets and real estate assets and the depressed level of the Venezuelan real estate market in 2004 and for various practical and administrative reasons, the Company had further discussions with the Creditor Banks and entered into the most recent amendment to the Loan Agreement on March 31, 2005 (the "2005 Amendment"), which was intended to: (i) extend the maturity date of the indebtedness under the Loan Agreement to December 31, 2009; (ii) reduce the uncertainty related to the funding of payment of Tranche B, due in September 2007; (iii) defer the $17 million payment due March 31, 2005 and provide for an alternate manner of funding this payment; and (iv) preserve certain assets and operations.

Terms of the Restructured Debt Pursuant to the 2005 Amendment

Restructuring of Debt Facilities

Under the terms of the 2005 Amendment, the Company and Sidetur were required to make two payments in lieu of the $17 million payment previously due on March 31, 2005. First, a payment of $9.7 million, was made on March 31, 2005. Second, (i) in the event that the Offering successfully raises at least $15 million on or prior to June 30, 2005, then the Company is required to pay the Creditor Banks the proceeds of the Offering as soon as possible, but in no event later than July 15, 2005 (the "Equity Offering Payment"); or (ii) in the event that the Offering does not successfully raise at least $15 million, then the Company will be required to sell certain assets (the "Asset Sale"), in order to raise at least $17 million by June 30, 2005 (the "Asset Sale Payment").

The 2005 Amendment also provides for migrations of $30 million of principal from the non-interest bearing Tranche B to the interest-bearing Tranche A by April 1, 2005 and additional migrations of $5 million each on October 1, 2005, April 1, 2006, October 1, 2006, and April 1, 2007. Additionally, should either the Equity Offering Payment or the Asset Sale Payment be made by the due dates: (i) the maturity date of Tranche A will be extended to December 31, 2009; (ii) the applicable margin on Tranche A will be increased from 350 bps over the LIBOR rate to 450 bps for the period commencing April 1, 2005 through September 30, 2007 and to 550 bps commencing on October 1, 2007; and (iii) Tranche B, which had not previously been interest-bearing, will accrue interest commencing on October 1, 2007 at the LIBOR rate plus a margin of 550 bps.

In addition to the terms discussed above, should either the Equity Offering Payment or the Asset Sale Payment be made by the due dates, Tranche A will be repayable as follows: (i) quarterly payments totaling $16 million until the end of 2005; (ii) quarterly payments totaling $10 million until the end of 2006; (iii) quarterly payments totaling $10 million until the end of 2007; (iv) quarterly payments totaling $12 million until the end of 2008; (v) quarterly payments totaling $9 million until the end of the third quarter of 2009; and (vi) a payment of the remaining amount of Tranche A on December 31, 2009. In addition, Tranche B will be repayable on December 31, 2009.

Under the 2005 Amendment, should either the Equity Offering Payment or the Asset Sale Payment be made by the due dates, the Creditor Banks are to receive 90% of certain excess cash of the Company until September 30, 2007 and 100% of the excess cash thereafter. Each excess cash payment shall be applied to Tranche A amounts due in order of maturity until the then next two quarterly principal payments are paid in full and, thereafter, 25% to Tranche A in inverse order of maturity and 75% to outstanding amounts of Tranche B. When all of Tranche A has been paid in full, 100% of excess cash shall be applied to the principal in Tranche B.

Consequences if the March 31, 2005 Payment is Not Made Under the Terms of the 2005 Amendment

If (i) either less than the equivalent of $15 million is raised from the Offering by June 30, 2005 or at least the equivalent of $15 million is raised from the Offering but payment of the proceeds of the Offering is not made on or prior to July 15, 2005 and (ii) a payment of at least $17 million from the Asset Sale has not been made by June 30, 2005, the following shall occur: (a) the date for payment of the $17 million payment due by June 30, 2005 will be extended to August 31, 2005; (b) the Company must give the Creditor Banks on June 30, 2005 (in the event that the Offering, other than with respect to the application of the proceeds thereof, has not been completed by this date) or on July 15, 2005 (in the event that the proceeds in respect of the Offering of at least $15 million have not been applied to the payment due by this date), an amount of additional Common Shares equal to 5% of the total issued and outstanding shares of the Company on a fully-diluted basis at that date; (c) the Creditor Banks will have the right to amend certain covenants and restrictions, including with respect to excess cash allocation, on the Company and Sidetur under the Loan Agreement; and (d) the Company and Sidetur will have an additional 60 days (until August 31, 2005) to effect the Asset Sale. If the Company and Sidetur have not made the Asset Sale for at least $17 million by August 31, 2005, an additional $20 million of Tranche B will migrate to Tranche A and the Company and Sidetur will be considered in default on the debt, pursuant to which the Creditor Banks will then have all of the rights and remedies available under the Loan Agreement arising out of an event of default.

Equity Interest

The Creditor Banks as at March 31, 2005 collectively owned 15% of the subscribed and paid-up capital of the Company. Immediately following the Offering, the Creditor Banks will be granted new Common Shares in a number necessary to maintain their collective holdings at the level held immediately prior to the Offering. Assuming either the Offering or the Asset Sale has occurred, the Golden Share will remain outstanding until all obligations owed under the Loan Agreement are paid in full, at which time the Golden Share will be converted into a single Common Share. See "Description of Sivensa's Capital Stock—Golden Share".

Security

In connection with the Loan Agreement, security has been granted over a substantial portion of the assets of the Company, including: (i) shares of the subsidiaries Vicson S.A. ("Vicson"), Torcar, Smith Brocas, Valvuvensa, Sanchon Unico, Inverside, Simalla, and Inversora; (ii) Sidetur's domestic and export accounts receivable; (iii) a chattel and conventional mortgage on Sidetur's current and future unsecured assets; and (iv) subject to certain conditions, the shares of Amazonia and IBH. The Creditor Banks have also been issued the Golden Share.

In addition, under the terms of the Loan Agreement, shares held by the Company in Sidetur were transferred to Tecoside. The Company then gave a pledge in favor of the Creditor Banks on its shares in Tecoside, which, in turn, gave a pledge in favor of the Creditor Banks on the its shares in Sidetur. In addition, Tecoside issued shares in favor of the Creditor Banks, representing 49% of its capital stock (the "Platinum Shares"). The Platinum Shares provide their holders with substantially the same rights and have substantially the same characteristics as the Golden Share. If the indebtedness under the Loan Agreement is satisfied in full, then the Platinum Shares will be eliminated. If, however, an event of default occurs and is continuing under the Loan Agreement, the Platinum Shares will be converted into 51% of the common shares of Tecoside. The Platinum Shares do not currently provide the Creditor Banks with any economic rights in respect of dividends or liquidation. In addition, under the Loan Agreement, Tecoside's activities are limited to holding shares in Sidetur, and, therefore, it may not incur debt, among other things.

The Creditor Banks may generally not transfer either the Golden Share or the Platinum Shares.

Events of Default

The Loan Agreement contains certain customary events of default, including, but not limited to, those arising from: payment defaults, breaches of representations and warranties, and covenant defaults. Upon an event of default, the Creditor Banks are entitled to accelerate the amounts owing under the Loan Agreement and to take other actions permitted to be taken by a secured creditor.

Covenants

The Company and Sidetur are also subject to certain customary covenants, including, but not limited to, restrictive covenants relating to limitations on further liens, indebtedness, investments, business combinations, and sales of assets. Additionally, under the covenants, there is an annual capital expenditure limit for the Company and Sidetur of $10 million per fiscal year through fiscal year 2007. If the Company and Sidetur make the Equity Offering Payment or the Asset Sale Payment, the annual capital expenditure limit will be extended through calendar year 2009 and increased in fiscal years 2008 and 2009 to $11 million per year, with a $2.75 million limit for the fourth calendar quarter in 2009. There are also smaller capital expenditure limits for certain of the Company's other subsidiaries. Any unused permitted capital expenditures amounts in any fiscal year will not be available for capital expenditures in subsequent fiscal years.

The covenants also require the Company and Sidetur to meet certain minimum EBITDA levels and to maintain certain minimum EBITDA to debt service ratios through fiscal year 2007. Should the Equity Offering Payment or the Asset Sale Payment be made, these covenants will be amended to extend these EBITDA levels and ratios through 2009.

Mandatory and Optional Conversion

The Loan Agreement provides for certain mandatory and optional conversions of outstanding debt under the Loan Agreement into Common Shares on the date that such debt matures (the "Maturity Date"). Should payment be made from either (i) the Asset Sale due by June 30, 2005 or (ii) the Offering due by July 15, 2005, then the Mandatory Conversion and Optional Conversion at the Maturity Date discussed below will no longer be applicable. Additionally, should either the Offering be completed and the payment made by July 15, 2005 or the Asset Sale occur and the payment made by June 30, 2005, while the "Optional Conversion upon Payment Default" will remain, the event of default in excess of $5 million will be amended to instead cover an event of default in excess of $7.5 million.

Mandatory Conversion. If the Offering is not completed and the Asset Sale has not occurred, then on the Maturity Date (which in this case will remain September 20, 2007), if: (i) no event of default has occurred and is continuing; (ii) an aggregate amount of the loans equal to or less than $166 million is outstanding; and (iii) the aggregate amount of EBITDA minus certain customer discounts for the six-year period ending on the Maturity Date is equal to or greater than $170 million, each Creditor Bank shall be required to convert each $1.75 million of the aggregate amount of all amounts owed in connection with the loans at such date of determination in excess of the higher of (a) an amount equal to the weighted average of EBITDA minus certain customer discounts, at the sole election of the lenders holding a majority of the debt, for either the most recent prior three fiscal years or the most recent prior 12 quarters (the "Measurement EBITDA") times 3.5 or (b) $100,000,000, into an amount equal to 1% of issued and outstanding Common Shares on a fully-diluted basis, and the Platinum Shares shall be surrendered to the Company for cancellation.

Optional Conversion at the Maturity Date. If the Offering is not completed and the Asset Sale has not occurred, then on or after the Maturity Date (which in this case will be September 20, 2007), if: (i) an event of default has occurred and is continuing; (ii) an aggregate amount of the loans greater than $166 million is outstanding on the Maturity Date; or (iii) the aggregate amount of EBITDA minus certain customer discounts for the six-year period prior to the Maturity Date is less than $170 million, the Creditor Banks individually shall have the option to convert the aggregate amount of all amounts owed in connection with the loans at the date of determination in excess of the higher of 3.5 times the Measurement EBITDA at a ratio of: (a) $1.75 million of indebtedness (if the Measurement EBITDA is equal to or greater than $35.5 million on the Maturity Date); (b) $1.4 million of indebtedness (if the Measurement EBITDA for such period is equal to or greater than $30 million but less than $35.5 million on the Maturity Date); or (c) $0.9 million of indebtedness (if the Measurement EBITDA for such period is less than $30 million on the Maturity Date) into an amount equal to 1% of the issued and outstanding Common Shares on a fully-diluted basis, provided that the Creditor Banks shall not in the aggregate hold more than 80% of the issued and outstanding Common Shares on a fully-diluted basis.

Optional Conversion upon Payment Default. On or after 90 days following the occurrence of a payment default with respect to amounts owed under the Loan Agreement that occurs prior to the Maturity Date (which will be either September 30, 2007, should neither (i) the Offering be completed and payment made by July 15, 2005, nor (ii) the Asset Sale occur and the payment made by June 30, 2005, or December 31, 2009, should either (i) or (ii) occur) in excess of $5 million, and if such event of default is continuing, the Creditor Banks individually shall have the option to convert indebtedness into Common Shares that shall be determined by dividing the amount of the indebtedness to be converted by such Creditor Bank by an average share price of the Company; provided that the Creditor Banks shall not in the aggregate hold more than 80% of the issued and outstanding Common Shares on a fully-diluted basis. Additionally, should either the Offering be completed by July 15, 2005 or the Asset Sale occur by June 30, 2005, while the "Optional Conversion upon Payment Default" will remain, the event of default in excess of $5 million will be amended to instead cover an event of default in excess of $7.5 million.

Should there be a conversion, as discussed above, the existing shareholders of the Company will be diluted, and the Creditor Banks will increase their control over the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements of the Company, including the Notes thereto. The Company's Consolidated Financial Statements are presented in dollars and are prepared in accordance with IFRS. The six month financial information below is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary to present fairly the financial position and results of operations for the six months ended March 31, 2005 and 2004, but are not necessarily indicative of the results expected for the fiscal year ended September 30, 2005.

	Fiscal Year ended September 30,			Six Months ended March 31,	
	2002[1] (audited)	2003 (audited)	2004 (audited)	2004 (unaudited)	2005[2] (unaudited)
	(in millions of dollars, except per share amounts and certain operational data)				
Income Statement Data:					
Net sales	273.6	249.9	498.5	192.7	437.2
Cost of sales	(241.2)	(195.9)	(360.1)	(148.2)	(304.3)
Gross profit	32.5	54.0	138.4	44.5	132.9
General and administrative expenses	(25.8)	(19.4)	(28.2)	(9.9)	(25.6)
Operating income	6.7	34.6	110.2	34.6	107.3
Financing (cost) benefit					
Interest and other financial expenses	(27.8)	(15.6)	(10.9)	(6.6)	(46.7)
Adjustment in the value of loans with financial institutions	-	-	(4.4)	-	(49.2)
Expense for settlement agreement	-	-	-	-	(26.3)
Foreign exchange gain (loss)[3]	14.4	(0.8)	2.7	(1.8)	39.3
Other income (expenses), net	(1.5)	(5.4)	(7.0)	(0.01)	(2.1)
Participation in the results of affiliates	(27.5)	-	-	-	-
Provision for investments in shares and accounts receivable from associates	(65.1)	(1.5)	(11.7)	-	-
Income (loss) before tax, minority interest	(100.8)	11.3	78.9	26.1	22.3
Tax (expense) benefit	(19.9)	3.0	(27.4)	(6.6)	(21.0)
Minority interest in subsidiaries	25.2	(2.3)	(3.9)	(3.8)	31.3
Net income (loss)	(95.5)	12.0	47.7	15.7	32.6
Earnings(loss) per Common Share[4]	(0.027)	0.003	0.013	0.004	0.009
Balance Sheet Data:					
Total current assets	97.3	132.1	273.6	189.4	643.7
Property, plant and equipment, net	402.5	387.1	376.4	358.5	1,273.0
Total assets	533.3	557.9	882.0	575.2	1,945.0
Total current liabilities	87.1	80.2	238.4	128.4	1,015.1
Short-term debt	31.3	8.3	34.6	22.8	782.1
Long-term debt	232.2	246.2	236.2	221.3	517.8
Total liabilities	385.4	398.1	671.0	386.6	1,756.0
Shareholder's equity	80.2	93.0	140.9	109.3	174.9

(1) The 2002 financial information set out herein reflects revisions set out in the restated 2002 financial statements, which were restated from those previously published by the Company for fiscal year 2002 to reflect the policy adopted since 2004 to charge spare parts and supplies purchased during the year (except for those considered strategic) to the cost of sales. See "Available Information".

(2) As a result of BHP-Billiton assigning 2% of its shares in Orinoco Iron, representing 1% of the capital stock of Orinoco Iron, on November 5, 2004, IBH assumed full control over the operations of Orinoco Iron, and, therefore, since such date, Orinoco Iron is consolidated into the financial statements of the Company. See the Company's 2004 Annual Report.

(3) See Note 2-a to the Consolidated Financial Statements contained in the Company's 2004 Annual Report.

(4) Earnings per Common Share were calculated by dividing net income by the weighted average number of Common Shares outstanding during the respective periods.

	Fiscal Year ended September 30,			Six Months ended March 31,	
	2002[1] (audited)	2003 (audited)	2004 (audited)	2004 (unaudited)	2005[2] (unaudited)
	(in millions of dollars, except per share amounts and certain operational data)				
Segment Data:					
Net Sales:					
Steel business	143.0	118.9	280.2	98.6	145.1
HBI business	54.9	70.1	110.9	48.9	235.4
Steel wire business	72.4	65.6	100.8	42.8	56.7
Other	4.3	3.4	7.1	3.0	3.9
Intercompany	(1.0)	(8.1)	(0.6)	(0.6)	(4.0)
Total	273.6	249.9	498.5	192.7	437.2
Operating Income:					
Steel business	15.9	17.8	54.4	18.1	31.0
HBI business	(9.6)	10.4	30.8	11.7	74.0
Steel wire business	5.9	6.0	11.5	4.4	3.1
Other	(0.1)	(0.2)	1.4	0.5	0.3
Corporate[5]	(2.6)	(0.6)	(1.2)	(0.2)	(1.1)
Intercompany	(2.8)	1.2	13.4	0.1	0.0
Total	6.7	34.6	110.2	34.6	107.3
Capital Expenditures:					
Steel business	0.1	4.7	10.1	0.6	1.0
HBI business	-	8.7	0.9	0.4	8.6
Steel wire business	2.1	4.7	1.8	1.7	0.9
Other	-	0.0	0.2	-	-
Total	2.3	18.1	13.0	2.7	10.6
Summary Operating Data					
Production Volume ('000 tonnes):					
Steel business[6]	388.6	328.3	583.1	262.6	284.4
HBI business	571.8	557.0	746.6	363.0	912.9
Steel wire business	106.5	102.1	116.6	56.4	54.1
Other	2.8	1.7	3.2	1.3	1.5
Intercompany	(27.9)	(61.7)	(16.7)	(5.0)	(15.2)
Total	1,041.8	927.4	1,432.8	78.3	1,237.7
Sales Volume ('000 tonnes):					
Steel business	403.0	323.4	559.9	238.9	233.5
HBI business	610.6	541.4	693.0	330.6	833.8
Steel wire business	104.7	92.8	115.1	56.0	53.8
Other	2.9	1.9	3.2	1.4	1.6
Intercompany	(27.9)	(61.7)	(16.7)	(5.0)	(15.2)
Total	1,093.8	897.8	1,354.5	621.9	1,107.5
Other Data:					
Gross margin	11.9%	21.6%	27.8%	23.1%	30.4%
Operating margin	2.4%	13.9%	22.1%	18.0%	24.5%
Average steel export price per tonne[7]	238.1	264.9	444.9	290.9	532.5
Average export price per tonne of HBI[8]	88.8	130.9	160.3	148.1	287.6
Employees	2,615	2,560	2,776	2,673	2,717

(5) Represents eliminations of transactions among Sivensa and its consolidated subsidiaries. The principal eliminations relate to sales of HBI to the Company's steel business and general and administrative expenses.

(6) Excludes semi-finished products consumed at the Antimano, Barquisimeto, and Guarenas plants.

(7) Prices are F.O.B.

(8) Prices are F.O.B. Port of Palua.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements contained in the Company's 2004 Annual Report, including the Notes thereto, the unaudited financial statements contained in the Interim Press Releases, and the restated 2002 financial statements, which have been restated to reflect certain financial information restated from that previously published by the Company due to a policy adopted since 2004 to charge spare parts and supplies purchased during the year (except for those considered strategic) to the cost of sales. See "Available Information".

Overview

Sivensa is a holding company of one of the largest industrial conglomerates in Venezuela based on net sales. The Company is engaged in three steel-related manufacturing businesses: (i) the production of semi-finished and finished rolled steel products; (ii) the production of direct-reduced iron ("DRI") in the form of hot briquetted iron ("HBI"); and (iii) the production of steel wire products. All of these businesses are conducted through subsidiaries fully- or partially-controlled by the Company. The Company's steel business produces billets primarily for export and rolled products and wire mesh products primarily for sale in domestic markets. The Company uses billets to produce rolled products for the domestic construction sector and exports billets. Briquettes and billets constitute the Company's principal export products. The Company's HBI business produces HBI mainly for export and also sometimes sells it to the Company's steel business. The Company's HBI export business is the principal export business of the Company. The Company's steel wire products business produces agricultural, construction and manufacturing products for sale in the Venezuelan market and some export markets.

The Company enjoys leading domestic Venezuelan market positions in each of its principal product lines and is a leading Venezuelan private sector exporter. As of May 6, 2005, the Company was the eighteenth largest company listed on the Caracas Stock Exchange in terms of market capitalization, and the Company's Common Shares are among the most actively traded on that exchange. In fiscal year 2004, the Company's net sales were $498.5 million, the Company's operating income was $110.2 million and the Company's net income for the year was $47.7 million. In fiscal year 2004, 47.3% of the Company's net sales were exports and the Company's exports represented approximately 5.1% of all private, non-oil sector exports of goods from Venezuela.

The following table sets forth the percentage of the Company's consolidated net sales and consolidated operating income for six-month periods ended March 31, 2004 and 2005 attributable to each line of business.

	Six-month period ended March 31,			
	2004		2005	
	% of Net Sales	% of Operating Income	% of Net Sales	% of Operating Income
Steel business	51.2	52.3	33.2	28.9
HBI business	25.4	33.8	53.8	69.0
Steel wire business	22.2	12.7	13.0	2.9
Other	1.6	1.4	8.9	0.3
Corporate(1)	-	(0.6)	-	(1.0)
Intra-Sivensa elimination(2)	(0.3)	(0.3)	(9.1)	0.0
Total	100.0%	100.0%	100.0%	100.0%

(1) Represents corporate and general expenses of Sivensa, the parent holding company, that are not allocated to the lines of business.

(2) Represents eliminations of transactions among Sivensa and its consolidated subsidiaries. The principal eliminations relate to sales of HBI to the Company's steel business and general and administrative expenses.

The following table sets forth the percentage of the Company's consolidated net sales and consolidated operating income for fiscal year 2002, 2003 and 2004 attributable to each line of business.

	Fiscal Year ended September 30,					
	2002		2003		2004	
	% of Net Sales	% of Operating Income	% of Net Sales	% of Operating Income	% of Net Sales	% of Operating Income
Steel business	52.3	237.7	47.6	51.4	56.2	49.4
HBI business	20.1	(144.3)	28.1	30.1	22.2	27.9
Steel wire business	26.5	89.0	26.3	17.3	20.2	10.4
Other	1.6	(1.7)	1.4	(.6)	1.4	1.3
Corporate(1)	-	(39.0)	-	(1.7)	-	(1.1)
Intra-Sivensa elimination(2)	(0.4)	(41.8)	(3.2)	3.5	(.1)	12.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Represents corporate and general expenses of Sivensa, the parent holding company, that are not allocated to the lines of business.

(2) Represents eliminations of transactions among Sivensa and its consolidated subsidiaries. The principal eliminations relate to sales of HBI to the Company's steel business and general and administrative expenses.

General

Impact of Economic Activity in Venezuela

The following table sets forth the amount and percentage of the Company's consolidated net sales attributable to the domestic and export markets in the six-month periods ended March 31, 2004 and 2005:

	Six-month period ended March 31,			
	2004		2005	
	Amount	%	Amount	%
	(in millions of dollars)			
Domestic market	107.6	55.8	146.9	33.6
Export market	85.1	44.2	290.3	66.4
Total	192.7	100.0%	437.2	100.0%

The following table sets forth the amount and percentage of the Company's consolidated net sales attributable to the domestic and export markets in fiscal years 2002, 2003 and 2004:

	Fiscal Year ended September 30,					
	2002		2003		2004	
	Amount	%	Amount	%	Amount	%
	(in millions of dollars)					
Domestic market	171.3	62.6	134.1	53.7	262.5	52.7
Export market	102.3	37.5	115.8	46.3	235.9	47.3
Total	273.6	100.0%	249.9	100.0%	498.5	100.0%

Substantially all of the Company's manufacturing operations are located in Venezuela. As a result, Venezuela's GDP, rate of inflation and the value of its currency compared to the dollar and other foreign currencies all have a significant impact on the Company's financial condition and results of operations. The principal factor affecting the level of demand for the Company's products in Venezuela is the level of activity in the economic sectors in which it participates. In particular, levels of activity in the construction, manufacturing, and agriculture sectors are important factors affecting the level of demand for the Company's products.

The following table sets forth certain statistics relating to the Venezuelan economy:

	Year ended December 31,		
	2002	2003	2004
GDP growth (contraction) (%)	(8.9)	(7.7)	17.3
Consumer Price Index Change (%)(1)	31.2	27.1	19.2
Wholesale Price Index Change (%)	37.9	53.1	30.0
Daily Exchange Rate at end of period (Bs=$1)(2)	1,403.00	1,600.00	1,920.00

(1) The consumer price index for the metropolitan area of Caracas ("Consumer Price Index").
(2) See "Exchange Rates" for more information regarding exchange rates.

Impact of Inflation and Devaluation

The rate of inflation and the exchange rate between the bolivar and the dollar and other foreign currencies have had and are expected to continue to have a significant effect on the Company's financial condition and results of operations. For a discussion of the historical levels of inflation in Venezuela see "Risk Factors—Certain Factors Relating to Venezuela—Impact of Inflation in Venezuela". The effects are shown in the Company's statement of income under "Financing cost (benefit)". To the extent that the Company has bolivar-denominated monetary assets that exceed its bolivar-denominated monetary liabilities in a period during which the bolivar is devalued, the Company may generate a foreign exchange loss, as was the case in fiscal year 2003. To the extent that the Company has bolivar-denominated monetary liabilities that exceed bolivar-denominated monetary assets in a period during which the bolivar is devalued, the Company may generate a foreign exchange gain, as was the case during fiscal year 2004 and fiscal year 2002.

In addition, the Company has made and expects to continue to make capital expenditures and has had and expects to continue to have significant liabilities denominated in dollars. The sales prices of substantially all of the Company's products, and a significant portion of the raw materials used to produce those products, are dollar-based or determined in reference to the dollar. When the rate of devaluation during any period exceeds the rate of inflation in Venezuela, the Company's bolivar-denominated costs decrease as a percentage of net sales, improving the Company's profit margins. By contrast, when the rate of inflation in Venezuela during any period exceeds the bolivar-devaluation rate, bolivar-denominated costs increase in dollar terms and as a percentage of net sales, decreasing the Company's profit margins. See "Exchange Rates" and "Risk Factors—Certain Factors Relating to Venezuela".

Impact of Exchange Controls

As a result of the exchange controls imposed in Venezuela, the Company's currency positions are restricted, and the Company is generally not free to alter its cash positions freely. Moreover, the need to obtain approval from CADIVI in order to exchange bolivars into other currencies can affect the timing of transactions, and there is a risk that CADIVI might not grant this approval.

Since the beginning of the imposition of the exchange controls, and up to March 31, 2005, the Company's subsidiaries have requested a total of $53.6 million from CADIVI to pay for imports, of which $53.3 million were approved and $38.1 million have been used.

Sidetur complied with all the procedures required to register certain of its private external financial debt of $249 million with CADIVI in order to obtain the foreign currency to pay this debt at the official rate of exchange set in Exchange Agreement No. 2, as amended. According to an order issued by CADIVI on October 14, 2003, this application for registration was approved. Also, based on the regulations issued by CADIVI regarding contractual repayments of debts as a result of the external debtor's export activities, Sidetur has paid certain of its creditor banks about $46.7 million for principal and interest on its financial debt. Additionally, it has sold approximately $19.1 million to the Central Bank of Venezuela, obtained from its exports.

Since 2004, Venprecar and Orinoco Iron have assumed new debts in foreign currency maturing in 2015, the balance of which at March 31, 2005 was $148.1 million (equivalent to Bs.318,372 million). Venprecar and Orinoco

Iron have not registered these debts with CADIVI in order to be able to acquire foreign currency to pay these debts at the official rate of exchange because these debts can be paid in bolivars at the creditor's option. The equivalent to be paid in bolivars would be determined based on the highest exchange rate among three options: (i) the official rate of exchange, if any; (ii) the free exchange rate, if any; or (iii) a referential rate determined on the basis of the market values of the shares and ADRs of CANTV. At March 31, 2005, these promissory notes were stated at the highest value that resulted from the options indicated above and the effect of this valuation is included in the results. Also since 2004, Venprecar and Orinoco Iron have assumed new debts in bolivars maturing in 2015, the balance of which at March 31, 2005 was Bs.387,314 million (equivalent to $180.1 million). These debts may be settled in dollars, at the creditor's choice. The equivalent is to be determined at the highest exchange rate as calculated as either: (i) the official rate of exchange, if any; (ii) the free exchange rate, if any; or (iii) a referential rate determined on the basis of the market values of the shares and ADRs of CANTV. At March 31, 2005, these promissory notes were stated at the highest value that resulted from the options above, and the effect of this valuation is included in the results. See "Risk Factors—Certain Factors Relating to Venezuela—Exchange Controls and Currency Devaluation".

Cyclicality of Demand

The principal markets for substantially all of the Company's products except HBI and billets are in Venezuela. Generally, the level of exports of products other than HBI and billets depends on the level of domestic demand, with exports tending to replace domestic sales in periods of reduced economic activity in Venezuela. In addition, the industries in which some of the Company's businesses operate are cyclical in nature. The level of demand in these industries and, as a result, the financial condition and results of operations of companies operating in these industries, are affected by general economic conditions and other factors in the countries in which their products are sold, including fluctuations in GDP, related market demand, global production capacity and other factors beyond the companies' control. In particular, demand for the Company's HBI is in part dependent upon the level of demand for steel, which in turn is affected by macroeconomic conditions in the world economy and in Venezuela. Demand in the Company's steel and steel wire products businesses is highly dependent upon levels of construction activity, which is cyclical and is significantly affected by changes in general and domestic economic conditions.

Impact of Minority Interest in Subsidiaries

The Company conducts a significant part of its business, in particular its HBI and steel wire products businesses, through joint ventures in which there are substantial minority interests. The amount of these minority interests varies. The "minority interest in subsidiaries" line on the income statement is included in the Company's financial statements to adjust the after-tax income or loss of the Company by subtracting or adding the corresponding share in the after-tax profit or losses of a venture partner as a result of its share in the equity of the joint venture. If the joint venture is running an after-tax profit, the adjustment will be a negative number. If the joint venture is running after-tax losses, the adjustment will be a positive number. The impact of the minority interest line in the Company's statement of income on the net income of the Company will depend on the size of the profits or losses of the particular venture relative to the total after tax income or loss and the size of the share of the joint venture partners in the specific business.

Seasonality

In steel and steel wire products businesses, the Company has historically experienced seasonality in its sales, with stronger sales during the second half of the fiscal year and reduced sales during the first half of the fiscal year. Sales of steel and steel wire products to the construction sector typically are strongest during the third quarter of the fiscal year. The quarterly results of operations for these businesses may fluctuate as a result of this seasonality. The Company's other businesses do not experience material seasonal fluctuations.

Impact of the Ongoing Restructuring of the Indebtedness of the HBI Business

Since November 2004, Orinoco Iron's results have been consolidated with the Company's financial statements as a result of the settlement agreement entered into by IBH, BHP Billiton and Orinoco Iron's creditor

banks. This event has impacted the Company's balance sheet and the Company's results in the period ending March 31, 2005, by, among other things, substantially increasing both the consolidated assets and liabilities of the Company and certain items on the Company's income statement, including, but not limited to: net sales, cost of sales, and operating income. It should be noted that because of this consolidation, the impact of guarantees granted by Venprecar to Orinoco Iron is no longer reflected in the financial statements, and the total amount of Orinoco Iron's debt is recognized in the Company's financial statements.

In order to finance the construction of the Orinoco Iron plant, Orinoco Iron borrowed $613 million pursuant to several credit facilities, 50% of which was guaranteed by IBH and Venprecar. The credit facilities include financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders unless certain ratios of indebtedness and cash flows are met.

Lenders share a common security package that consists of: (i) a pledge on substantially all of the assets of Orinoco Iron (as borrower) and RDI (as guarantor); (ii) a pledge on sale, construction and supply contracts and insurance policies of Orinoco Iron and RDI; (iii) a pledge by IBH of its share ownership in Orinoco Iron, RDI, SVS International Steel Holdings ("SVS International") and Venprecar; (iv) a pledge by SVS International of its share ownership in Siderúrgica del Caroní "Sidecar", S.A. ("Sidecar"); (v) a pledge by Sidecar of its share ownership in Venprecar; (vi) a real estate mortgage on the land and improvements owned by Venprecar; (vii) a mortgage on the assets of Venprecar; (viii) escrow agreements on two bank accounts of Venprecar; and (ix) an unconditional guarantee by RDI.

Since 2001, Orinoco Iron has been unable to meet repayment terms and other covenants set out in the foreign currency loan agreement with creditor banks. In May 2001, BHP-Billiton paid creditor banks of Orinoco Iron $314.3 million in respect of its 50% of the secured debt. After this payment, BHP-Billiton became an Orinoco Iron creditor for this amount, making this debt subject to the same rights as those of its initial creditors and subordinated to debt settlement with creditor banks. In November 2004, BHP-Billiton assigned this debt to Orinoco Iron's creditor banks. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding balance of the banks' senior debt and the debt that was previously owed to BHP-Billiton and that has now been assigned to certain creditor banks, which total debt amounted to $755.0 million at March 31, 2005 ($672.4 million at September 30, 2004 and $728.0 million at September 30, 2003). During 2004, interest rates were calculated at between 3.94% and 6.25% (as compared to 4.38% and 7.50% in 2003).

During 2004, creditor banks began executing certain guarantees set out in the loan agreement and, at March 31, 2005, cash balances of $26.6 million and accounts receivable of $252.2 million (of which $8.7 million and $149.9 million, respectively, belonged to Venprecar) have been executed. Amounts executed were recorded by Venprecar as accounts receivable from Orinoco Iron. Since September 2004, Orinoco Iron has assumed Venprecar debts of $58.5 million and Bs.94,946 million (equivalent to $44.6 million), offsetting part of Venprecar's accounts receivable from Orinoco Iron as a result of these executions.

In addition, as of September 30, 2004, IBH and Venprecar management estimated that Venprecar would also have to make future payments of approximately $220 million to honor a guarantee granted to Orinoco Iron's creditor banks due to the fact that they believe that Orinoco Iron will not be able to pay its overdue debts in the short term. At September 30, 2004, Venprecar set aside a provision for contingencies, at present value, in respect of the guarantee of approximately $190 million ($85 million in current liabilities). The offsetting entry is a reimbursable account receivable from Orinoco Iron. Based on projected cash flows of Orinoco Iron, IBH and Venprecar management believe that all of these accounts receivable will be recovered in the long term.

Below is a summary of combined financial information for the Orinoco Iron Joint Venture (as defined below), which, until November 2004, was accounted for by the equity method:

	Fiscal Year ended September 30,	
	2003	2004
	(in millions of dollars)	
Combined statement of income data		
Net sales	68.7	139.7
Gross loss	(6.9)	(14.1)
Operating loss	(12.1)	(30.1)
Financing cost, net	(36.1)	(43.2)
Net loss	(35.4)	(78.9)
Combined balance sheet data		
Current assets (liabilities), net	(780.5)	(779.0)
Property, plant and equipment, net	924.8	909.9
Total assets	980.5	1,120.2
Financial debt	364.0	467.2
Debt with BHP-Billiton	364.0	382.4
Total liabilities	946.0	1,162.7
Shareholders' equity (deficit)	34.5	(42.4)

Results of Operations

Six-month Periods Ended March 31, 2005 and 2004

The following table sets forth certain financial information with respect to the Company's consolidated results of operations for the periods indicated, expressed as a percentage of consolidated net sales for the relevant period:

	Six-month period ended March 31,	
	2004	2005
Net sales	100.0%	100.0%
Cost of sales	75.2%	71.2%
Gross margin	24.8%	28.8%
General and administrative expenses	4.9%	5.2%
Operating margin	20.0%	23.6%
Financing (cost) benefit	(3.6%)	(10.6%)
Income before tax and minority interest	16.1%	12.5%
Tax (expense) benefit	(5.7%)	(5.1%)
Minority interest	(1.8%)	(0.3%)
Net income	8.4%	7.0%

Six-month Period Ended March 31, 2005 Compared to Six-month Period Ended March 31, 2004. The Company's net sales during the first six months of fiscal year 2005 were $437.2 million, compared to $192.7 million during the comparable period in fiscal year 2004, an increase of $244.5 million (or 126.9%). This general increase was due primarily to the incorporation of Orinoco Iron's sales in Sivensa's consolidated financial statements, the greater volume of products sold in the domestic market and the export market, and increased prices for the Company's products in the international market. During the first quarter of fiscal year 2005, certain products, including briquettes and billets, reached record price levels, in part as result of the strong demand for iron and steel products that stemmed from the growth of the Chinese economy.

At the Company's steel business, net sales increased from $98.6 million during the first six months of 2004 to $145.1 million over the same period in 2005, an increase of $46.5 million (or 47.2%). Although production volume rose 8.3% across the two periods, the generally higher global steel prices played a larger role in the increased net sales figures. The HBI business saw sales rise from $48.9 million to $235.4 million. Most of this increase was due to the consolidation of Orinoco Iron's results. Additionally, Orinoco Iron's sales volumes

increased from 396.1 thousand tonnes to 504.6 thousand tonnes, an increase of 108.5 thousand tonnes (or 27.4%), and the price of briquettes increased from $148.10 per tonne to $287.60 per tonne. At the steel wire products business, net sales rose $13.9 million (or 32.5%) from $42.9 million to $56.7 million. Although both production and sales volume of the Company's steel wire products fell, particularly at the Company's Colombian subsidiary, Productora de Alambres Colombianos ("Proalco"), higher steel wire products prices contributed to higher net sales.

The Company's cost of sales rose from $148.2 million in the first half of fiscal year 2004 to $304.3 million in the same period in 2005, an increase of $156.1 million (or 105.3%). This increase was largely due to the consolidation of Orinoco Iron's results. At the Company's steel business, cost of sales rose from $73.9 million to $106.1 million, an increase of $32.2 million (or 43.6%). The steel business uses briquettes and scrap metal as raw materials in producing steel products, some of which it purchases from Venprecar and other producers. Due to increased global demand for these raw materials, the average price of these raw materials rose substantially, accounting for the majority of the increase in the cost of sales. The Company's HBI business reported an increase in cost of sales of $114.7 million due to the consolidation of Orinoco Iron's results. Additionally, an estimated 4.1% increase in the cost of iron ore for Orinoco Iron, and for Venprecar an estimated increase of 21.9% for lumps and 54.2% for pellets, key raw materials used in the HBI business, further added to the increase of the cost of sales. At the Company's steel wire products business, the cost of sales rose 41.3%, from $35.8 million to $50.6 million. The steel wire products business uses steel rods (purchased largely from Sidor) as a key raw material. Over the period, the price of steel rods increased substantially in line with the general increase in steel prices.

Reflecting the above factors, the Company's gross profit increased from $44.5 million in the first half of fiscal year 2004 to $132.9 million in the corresponding period for fiscal year 2005, an increase of $88.4 million (or 198.7%).

The Company's general and administrative expenses increased from $9.9 million in the first half of fiscal year 2004 to $25.6 million in the corresponding period in 2005. This represents an increase in expenses of $15.7 million (or 158.6%). This increase was due primarily to the consolidation of Orinoco Iron's results.

Reflecting the above factors, operating income in the first six months of fiscal year 2005 was $107.3 million, compared to $34.6 million in the same period in fiscal year 2004, an increase of $72.7 million (or 210.1%).

Financing costs in the first half of fiscal year 2005 were $82.9 million, compared to $8.5 million for the corresponding period in fiscal year 2004, an increase of $74.4 million (or 875.3%). This increase is due, first, to the incorporation of Orinoco Iron's debt in the Company's liabilities. Second, the increase is also due to a $49.2 million adjustment in the value of certain loans at Venprecar and Orinoco Iron due to the restructuring of those loans. Third, a non-recurring expense of $26.3 million was realized in the first half of fiscal year 2005, relating to recognition of Orinoco Iron's obligations to BHP-Billiton under the settlement agreement reached by IBH, BHP-Billiton, and Orinoco Iron's creditor banks. Additionally, due to foreign exchange fluctuations, the Company earned $39.3 million in the first half of fiscal year 2005 compared to $1.8 million loss in the same period in 2004. This gain was due to the impact of the currency devaluation of 12%, from Bs.1,920 to $1.00 to Bs.2,150 to $1.00, on March 3, 2005 on the bolivar-denominated payables to suppliers of Venprecar and Orinoco Iron.

As a result of the Company's increased profits, the tax expense of the Company rose during the first half of fiscal year 2005 to $21.0 million from $6.6 million in the same period in 2004, an increase of $14.4 million (or 218.2%).

Minority interest participation in the first half of fiscal year 2005 was $31.3 million, compared to a loss of $3.8 million in the corresponding 2004 period. This change is primarily a result of the consolidation of Orinoco Iron's results into the Company's results in addition to the fact that 49% of the losses of Orinoco Iron were attributed to those other, non-IBH shareholders of Orinoco Iron that owned 49% of its capital, while those shareholders that hold the 32.2% of IBH not held by the Company also were attributed with a corresponding percentage of Orinoco Iron's losses for the period.

Reflecting the above factors, the Company had net income of $32.6 million in the first half of fiscal year 2005, compared to $15.7 million over the corresponding 2004 period, an increase in net income of $16.6 million (or 107.6%).

Fiscal Years Ended September 30, 2004, 2003 and 2002

The following table sets forth certain financial information with respect to the Company's consolidated results of operations for the periods indicated, expressed as a percentage of consolidated net sales for the relevant period:

	Fiscal Year ended September 30,		
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.1%	78.4%	72.2%
Cost of sales (excluding depreciation and amortization)	78.4%	66.4%	66.5%
Depreciation and amortization	9.7%	12.0%	5.8%
Gross margin	11.9%	21.6%	27.8%
General and administrative expenses	9.4%	7.7%	5.6%
Operating margin	2.4%	13.9%	22.1%
Financing (cost) benefit	(10.2%)	(6.6%)	(1.6%)
Income before tax and minority interest	(36.9%)	4.5%	15.8%
Tax (expense) benefit	(7.3%)	1.2%	(5.5%)
Minority interest	9.2%	(0.9%)	(0.8%)
Net income	(34.9%)	4.8%	9.6%

Fiscal Year 2004 Compared to Fiscal Year 2003. Net sales for fiscal year 2004 were $498.5 million compared to $249.9 for fiscal year 2003, an increase of $248.6 million (or 99.5%). This increase was generally the result of greater sales volumes in the domestic Venezuelan market, which responded favorably to the increase in public spending, the greater liquidity in the financial system, greater sales volumes in the export market, and a sustained trend of rising international steel prices.

In fiscal year 2004, net sales in the Company's steel business were $280.2 million, compared to $118.9 million in 2003, an increase of $160.3 million (or 135.7%). This increase in sales was generally due to increased volumes shipped and increased prices. Over this period, steel shipments of long products sold in the domestic market increased by 73.1% from 323.4 thousand tonnes in 2003 to 559.9 thousand tonnes in 2004 and the average domestic price of steel long products increased by approximately 30%. The HBI business saw an increase in sales of $40.8 million over the period, from $70.1 million to $110.9 million (or 58.2%). This increase was due to an increase of 28.8% in the export prices of briquettes and a 28.0% increase in the volume of HBI sold. Over the same period, the net sales in the Company's steel wire products business increased from $65.6 million in 2003 to $100.8 million in 2004, an increase of $35.2 million (or 53.7%). This improvement was due to an increase in the shipments of steel wire products of approximately 19% and an approximate increase in the price of these products by 24%.

The Company's cost of sales increased from $195.9 million in fiscal year 2003 to $360.1 million in fiscal year 2004, an increase of $164.2 million (or 83.8%). With respect to the Company's steel business, the cost of sales rose 132.3% from $90.3 million in fiscal year 2003 to $209.8 million in 2004. This was due in large part to a 73.1% increase in the sales volume of the Company's steel products and an increase in the price of raw materials. The Company's HBI business saw a 34.7% increase in cost of sales, to $76.5 million in 2004 from $56.8 million in 2003. This rise can be attributed both to a 34.0% increase in sales volume and unit costs that were affected by (i) a change in the mix of raw materials used in production by Venprecar and (ii) a production interruption at Venprecar due to operational problems with certain of the conveyor belts, which were subsequently resolved. These factors were, however, partially offset by a reduced cost of plant shutdowns during the period, due to longer production runs between shutdowns. At the Company's steel wire products business, the cost of sales rose 51.6%, from $54.6 million in 2003 to $82.8 million in 2004. This rise is due to an increase of 24.0% in sales volume and an approximately 33% increase in the costs of raw materials.

In fiscal year 2004, gross profit increased to $138.4 million from $54.0 million in fiscal year 2003, an increase of $84.4 million (or 156.3%). This increase is principally due to the fact that the Company's cost of sales increased at a slower rate compared to the rate of increase of the Company's sales. The difference in these rates of increase is due to (i) the fact that fixed costs per tonne decreased as a result of the increase in steel tonnage dispatched and (ii) the fact that price increases in raw materials that are used in production of the Company's products lagged the Company's ability to raise prices to its customers. This led to an increase in the gross margin from 21.6% in fiscal year 2003 to 27.8% in fiscal year 2004.

Across the Company, general and administrative expenses increased $8.8 million (or 45.4% – from $19.4 million in fiscal year 2003 to $28.2 million in fiscal year 2004), although while these expenses increased on an absolute basis from 2003 to 2004, the amount of these expenses expressed as a percentage of net sales decreased to 5.6% from 7.7% in 2003. The rise in general and administrative expenses was due primarily to the increased level of activity and to the expenses related to the financial restructuring of Orinoco Iron. Additionally, the devaluation of the bolivar against the dollar also had an impact on these expenses.

Reflecting the above factors, the Company's operating income increased from $34.6 million in fiscal year 2003 to $110.2 million in fiscal year 2004, an increase of $75.6 million (or 218.5%).

Financing costs modestly decreased to $15.3 million in fiscal year 2004 from $15.6 million in fiscal year 2003. These figures are similar due to the fact that while the Company had a $4.4 million expense with respect to an adjustment in the value of the debt of Venprecar and Orinoco Iron, IBH accrued approximately $2.1 million less in interest over the period and the Company earned $1.6 million in interest income.

A tax expense of $27.4 million was realized in fiscal year 2004, compared to a tax benefit of $3.0 million in 2003. This reflected an improvement in the Company's profitability.

In fiscal year 2004, minority interests were negative $3.9 million, compared to negative $2.3 million in fiscal year 2003, an increase of negative $1.6 million (or 69.6%). Both negative amounts correspond to the share of profits attributable to Bekaert for its shareholding in Vicson and the share of profits attributable to other shareholders of IBH.

Reflecting the above factors, the Company had net income of $47.7 million in fiscal year 2004 compared to $12.0 million in fiscal year 2003, an increase of $35.7 million (or 297.5%).

Fiscal Year 2003 Compared to Fiscal Year 2002. In fiscal year 2003, net sales were $249.9 million compared to $273.6 million in fiscal year 2002, a decrease of $23.7 million (or 8.7%). This decrease was primarily due to a decrease in domestic volumes of steel and wire shipments due to reduced economic activity in Venezuela.

At the Company's steel business, net sales fell $24.1 million (or 16.9%) from $143.0 million in 2002 to $118.9 million in 2003. This decline was due to lower sales volumes due to reduced economic activity in Venezuela, which was mitigated in part by an 8.8% increase in steel prices. The HBI business saw net sales improve $15.2 million (or 27.7%) from $54.9 million in 2002 to $70.1 million in 2003. Despite an 11.3% decline in HBI sales volume over the period due to (i) an inadequate supply of natural gas available to the HBI business and (ii) an extraordinary shutdown at Venprecar to change reformer gas tubes (which is necessary about once every 10 years and required a longer-than-normal production shutdown), a 39.4% increase in the prices of briquettes over the period resulted in the rise in sales. The net sales at the Company's steel wire products business declined from $72.4 million in 2002 to $65.6 million in 2003, a decline of $6.8 million (or 9.4%). This decline was due to lower demand for steel wire products in the domestic Venezuelan markets.

The Company's cost of sales decreased from $241.2 million in fiscal year 2002 to $195.9 million in fiscal year 2003, a decrease of $45.3 million (or 18.8%). This decrease in cost of sales resulted from a lower production level and the fact that, on average, the prices of bolivar-denominated costs (including labor, freight, and scrap metal used as a raw material in the Company's businesses) necessary for production increased at a rate much lower than the devaluation of the bolivar during the fiscal year 2003. With respect to the Company's steel business, the cost of

sales declined 20.8% to $90.3 million in fiscal year 2003 from $114.0 million in 2003. This was due largely to the reduced cost in dollars of bolivar-denominated costs, which was partially offset by higher production costs, as less scrap metal was available as a raw material due to the generally reduced economic activity in Venezuela during the period. As a result of having less scrap metal available, the steel business had to use more briquettes in production, which is costlier than scrap metal and rose in price approximately 60% over the period. The Company's HBI business saw a 5.6% decrease in cost of sales, to $56.8 million in 2003 from $60.2 million in 2002, which decrease is attributable to largely the same factors as the decrease in the Company's steel business. At the Company's steel wire products business, the cost of sales fell 11.6%, from $61.4 million in 2002 to $54.3 million in 2003. This fall was due largely to reduced demand and lower production volumes.

Gross profit increased to $54.0 million in fiscal year 2003 from $32.5 million in fiscal year 2002, an increase of $21.5 million (or 66.2%). In spite of lower production volumes, the Company's improved gross profit was largely due to higher prices and the effect of the devaluation of the bolivar against the dollar, which decreases the Company's labor, freight and certain raw material costs. Consequently, the gross margin increased from 11.9% in fiscal year 2002 to 21.6% in fiscal year 2003, an 81.5% improvement over the period.

General and administrative expenses decreased $6.4 million (or 24.8%) from $25.8 in fiscal year 2002 to $19.4 in fiscal year 2003 because of the effects of the devaluation of the bolivar and cost reduction programs on which the Company embarked during the period.

Reflecting the above factors, the Company's operating income increased from $6.7 million in fiscal year 2002 to $34.6 million in fiscal year 2003, an increase of $27.9 million (or 416.4%).

Financing costs decreased to $15.6 million in fiscal year 2003 from $27.5 million in fiscal year 2002, a decrease of $11.9 million (or 43.3%). This decrease was due in large part to the benefits of the restructuring of the debt of the Company and Sidetur, which agreement went into effect as of May 2002. This restructuring included the placement of $125 million of the debt into a tranche bearing no interest until its maturity in September 2007 and the placement of the remainder of the debt into a tranche that bears interest at a rate fixed to LIBOR rates. Prior to the restructuring, the debt was all bearing interest at a default rate, which was considerably higher than the rate after the restructuring. See "Use of Proceeds and Debt Restructuring". In addition, during 2003, international interest rates fell considerably and LIBOR rates fell to historically low levels below 2%. Additionally, the Company realized foreign currency losses of $0.8 million in fiscal year 2003 versus foreign currency gains of $14.4 million in fiscal year 2002.

In fiscal year 2002, the Company recorded a loss of $27.5 million as a result of its equity participation in Orinoco Iron through IBH. In addition, the Company recorded a loss of $65.1 million of which $35.0 million was connected with the value of its indirect investments in the Joint Venture companies of IBH, Orinoco Iron, RDI and Brifer and $30.1 million was related to an adjustment in the value of the Company's shares in Amazonia due to an expected dilution of its holdings in Amazonia. After this adjustment, the results of the Joint Venture were no longer reflected in those of the Company. See "Summary of Sivensa's Business Operations—Amazonia".

Taxes in fiscal year 2002 were $19.9 million, net of tax credits, of which 76.1% of gross taxes (before tax credits) were deferred taxes. In 2003 taxes were $3.0 million. Although income tax was higher as a result of the Company's return to profitability, deferred income tax was lower and tax benefits were higher due to accumulated losses from past years.

In fiscal year 2002, "minority interest participation in subsidiaries" represented a positive adjustment of $25.2 million to account mostly for the equity interest of IBH shareholders in the losses of Orinoco Iron. In 2003, the minority interest adjustment was a negative adjustment of $2.3 million.

Reflecting the above factors and after the extraordinary provisions in 2002 discussed above, the Company recorded a net loss of $95.5 million compared to net income of $12.2 million in 2003, an increase in profit of $107.7 million.

Liquidity and Capital Resources

Capital Availability and Requirements

The table below outlines the Company's contractual obligations, excluding interest, as they come due as at March 31, 2005 and assuming the proceeds of the Offering are paid to the Creditor Banks.

	Payments Due By Period					
	Total	2005	2006	2007	2008	2009-15
	(unaudited, in millions of dollars)					
Loan Agreement debt	199.3	31.0	10.0	10.0	12.0	136.3
Orinoco Iron debt	1,083.2	755.0	-	-	-	328.2
Other debt	7.4	-	0.1	4.3	2.9	-
Total	1,289.9	786.0	10.1	14.3	14.9	464.7

Loan Agreement debt. For a description of our indebtedness under the Loan Agreement, see "Use of Proceeds and Debt Restructuring".

Orinoco Iron debt. As at March 31, 2005, Orinoco Iron had outstanding debt of $1,083.2 million. See "—General—Impact of the Ongoing Restructuring of the Indebtedness of the HBI Business".

On the assets side of the Company's balance sheet is a line item: "Assets restricted due to enforcement of guaranties". The value of this line item is $252.2 million, and it sets out the amount of the foreclosure of accounts receivable of Orinoco Iron and Venprecar that the creditor banks have made as a result of Orinoco Iron's default on certain of the financial agreements. In a financial analysis of the Company's net indebtedness, this amount should be deducted from the debt.

Liabilities related to this indebtedness include: (i) loans in the process of restructuring for $361.3 million (note that the Company's management continues negotiating with Orinoco Iron's creditors to agree to a plan to pay this amount according to a long-term schedule); (ii) a $393.6 million loan from BHP-Billiton that is assigned to creditor banks for and is part of the settlement agreement and the current negotiations; and (iii) $328.2 million of new loans obtained by Orinoco Iron and Venprecar, valued conservatively and reflecting the highest possible value using the various payment options set for these loans. Additionally, it should be noted that an amount equivalent to Orinoco Iron's debt to BHP-Billiton that was assigned to various creditor banks may be neutralized in the future subject to certain conditions.

Analysis of Cash Flows

The following table summarizes the sources of the Company's cash flow for the periods indicated.

	Fiscal Year ended September 30,			Six months ended March 31,	
	2002 (audited)	2003 (audited)	2004 (audited)	2004 (unaudited)	2005 (unaudited)
	(in millions of dollars)				
Net cash from operating activities	22.2	24.5	5.6	18.9	(6.5)
Net cash from investing activities	(2.2)	(5.6)	(11.4)	(3.1)	(10.6)
Net cash from financing activities	(11.7)	(14.4)	16.0	(8.3)	33.3
Effect of exchange gain (loss)	1.1	0.5	(2.6)	0.9	0.2
Net increase in cash and cash equivalents	9.4	5.0	7.5	8.5	16.5

Cash Flows from Operating Activities

Net cash provided by operations before changes in operating accounts was $76.0 million in the first half of fiscal year 2005 in comparison to $34.6 million in the first half of fiscal year 2004, mainly due to the consolidation of Orinoco Iron in the accounts. Operating accounts increased $82.4 million in the first half of fiscal year 2005

because Orinoco Iron and Venprecar's receivables are being foreclosed by creditor banks and have not been reflected as collected. In the first half of fiscal year 2004, operating accounts increased $15.7 million due to the increased level of activity in comparison to the same period of fiscal 2003. As a result, net cash from operations was negative $6.5 million in the first half of fiscal year 2005 and $18.9 million in the first half of fiscal year 2004.

Net cash provided by operations before changes in operating accounts was $106.6 million in fiscal year 2004 as a result of the improvement in the operating income of the Company over the period (after interest and taxes paid during the year). Investment in working capital (change in operating accounts) was $100.7 million in 2004 as a result of the increased level of business activity and $14.17 million in 2003. As a result, cash from operations after investment in working capital was $5.6 million in 2004 and $24.5 million in 2003.

Despite the losses recorded by the Company in 2002, net cash provided by operations before investment in working capital was $38.9 million in fiscal year 2002 (after interest and taxes paid during the year). This was due to the fact that the Company showed positive operating profits (after depreciation) and that losses associated with the participation in Orinoco Iron and provisions related to Orinoco Iron and the investment in Amazonia were non-cash extraordinary losses. Due to the low level of business activity, investment in working capital (change in operating accounts) was $7.5 million in 2002, as a result of which, cash from operations after investment in working capital was $22.5 million in 2002.

Policies with respect to inventories, accounts receivable and accounts payable vary among the Company's businesses. However, none of the Company's businesses has significantly changed its policy with respect to inventories or accounts payable since 2002. Likewise, none of the Company's businesses has significantly changed its accounts receivables policy since 2002. The Company has changed its export receivables credit policy to maximize the time allowed by the exchange control regulations.

Cash Flows from Investing Activities

Under the terms of the Loan Agreement and other agreements relating to the Company's indebtedness, the Company and its subsidiaries cannot invest in significant new projects or engage in acquisitions. The Company and its subsidiaries are, however, generally free to invest in continuing operations. Since the industries in which the Company operates in Venezuela are not operating at full capacity across the industry and significant outside investments in continuing operations are not necessary, management believes that the Company remains in good positions in its various markets.

Net cash used in investing activities was $10.3 million in the first half of fiscal year 2005, compared to $3.1 million over the corresponding period in 2004, an increase of $7.2 million (or 232.3%). The increase in cash used is mainly related to additional investment in the HBI business (of $8.6 million).

Net cash used by investing activities in fiscal year 2004 was $11.4 million, compared to net cash used of $5.6 million in 2003, an increase in the net cash used of $5.8 million (or 103.6%) This increase in investments was a result of a low investment level in 2003 due to the conditions of the domestic economy in the first half of the fiscal year. In 2003, investments were, after careful assessment of the Company's investment needs and the domestic market conditions, kept at a low level to maximize the level of liquidity. In 2004, the Company's investment level reflected a higher level of activity in the domestic market, as well as generally in the global economy. Additionally, Sidetur invested $10.1 million in 2004 to upgrade its plants.

Net cash used by investing activities in fiscal year 2003 was $5.6 million, compared to net cash used of $2.2 million in 2002, an increase in investments of $3.4 million (or 154.5%) In 2002, the Company, after a careful assessment of its investment needs and domestic market conditions, decided to maintain a low level of investment. Even though market uncertainty remained throughout 2003, investments were increased in relation to 2002, although they were still kept at a low level.

Cash Flows from Financing Activities

During the first half of fiscal year 2005, financing activities provided $33.3 million, compared to the same period in 2004, when financing activity used $8.3 million. The 2005 figure mainly reflects new loans to Venprecar and Orinoco Iron, net of the $17.7 million amortized on the Loan Agreement. The 2004 figure is due largely to a $6.5 million amortization of Loan Agreement debt and a $1.8 million reduction in the wire business debt.

Vicson and its subsidiaries negotiate short-term financing with a variety of Venezuelan and international banks and the Company and certain of its subsidiaries have, with CNV approval, issued commercial paper. Short-term financing consists of lines of credit denominated in dollars and bolivars. From time to time, the Company also obtains long-term financing from Venezuelan and international banks in dollars, bolivars and, to a lesser extent, euros. Orinoco Iron and Venprecar have received loans with payment options in domestic and foreign currency, subject to the exchange regulations or controls that may exist on the date of payment. The value of these loans is adjusted to the most conservative value in bolivars.

Long-term financing. At March 31, 2005, outstanding long-term debt was $517.8 million, as compared to $221.3 million at March 31, 2004, an increase of $296.5 million (or 134.0%). This increase was largely due to the consolidation of Orinoco Iron since November 2004.

At September 30, 2004, outstanding long-term debt was $236.2 million, compared to $246.2 million at September 30, 2003, representing a decrease of $10.0 million (or 4.1%) over the period. The Company's outstanding long-term debt decreased during fiscal year 2004 as a result of payments of debt made by Sidetur and the classification of $18.7 million in the current portion of long-term debt, which compensated for increases of debt at Venprecar.

At September 30, 2003, outstanding long-term debt was $246.2 million, compared to $232.2 million at September 30, 2002, representing an increase of $14.0 million (or 6.0%) over the period. The Company's outstanding long-term debt increased during fiscal year 2003, as a result of an increase of Sidetur's long-term debt by $17.2 million and the long-term debt of Vicson's Colombian subsidiary by $9.2 million (net of Sidetur's cancellation of debt of $15.4 million).

Short-term financing. At March 31, 2005, outstanding short-term debt (including the current portion of long-term debt) was $1,015.1 million, as compared to $128.4 million at March 31, 2004, an increase of $886.7 million (or 690.6%). The Company's outstanding short-term debt increased over the period due to the consolidation of Orinoco Iron since November 2004.

At September 30, 2004, outstanding short-term debt (including the current portion of long-term debt) was $238.4 million, as compared to $80.2 million at September 30, 2003, an increase of $158.2 million (or 197.3%) over the fiscal year. At September 30, 2004, approximately $161.2 million of short-term debt (or 67.6%) was denominated in dollars and $77.2 million (or 32.4%) was denominated in bolivars. The increase in debt over this period was due to the recording of $85.0 million as a result of Venprecar guarantees to Orinoco Iron lenders, an increase of $11.2 million in short-term borrowing by Vicson and its Colombian subsidiary Proalco, an increase in $15.0 million of the current portion of long-term debt, an increase in $20.0 million in payables to suppliers due to the increase in business activity and an increase of $12.1 million in taxes payable.

At September 30, 2003, outstanding short-term debt (including the current portion of long-term debt) was $80.2 million, as compared to $87.1 million at September 30, 2002, a decrease of $6.9 million (or 7.9%) over the fiscal year. At September 30, 2003, approximately $30.2 million of short-term debt (or 37.6%) was denominated in dollars and $50.0 million (or 62.4%) was denominated in bolivars. The decrease in debt over this period was due to a decrease of $22.2 million in the current portion of long-term debt which was partially offset by increases in payables to suppliers and related companies of $15.0 million.

Cash and cash equivalents

Cash and cash equivalents were $63.3 million at March 31, 2005, compared to $47.8 million at March 31, 2004, an increase of $15.5 million (or 32.4%). Cash and cash equivalents were $46.8 million at September 30, 2004 as compared to $39.3 million at September 30, 2003, an increase of $7.5 million (or 19.1%) over the fiscal year. In general, the cash position of the Company has improved alongside the improvement of market conditions in the domestic and export markets. The main subsidiaries of the Company (Sidetur, Venprecar and Orinoco Iron) generally use excess cash to pay down debt.

Cash and cash equivalents were $38.0 million at September 30, 2003, compared to $34.3 million at September 30, 2002, an increase of $3.7 million (or 10.8%) over the fiscal year. This increase was due to the net result of cash provided by operating activities in 2003, which was $24.5 million, which was reduced by cash used in investment activities and net payments of debt of approximately $20.1 million.

The Company's policy is to invest available cash in deposits and short-term instruments issued by Venezuelan and U.S. banks.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities concerning financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Critical Accounting Policies

Note 2 to the Company's Consolidated Financial Statements contained in the Company's 2004 Annual Report includes a summary of the significant accounting principles and policies used in the preparation of the Company's financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from these estimates. The significant accounting policies that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

- The Company's assets are not accounted for at their historical values, but rather are valued in accordance with independent appraisals. This improves shareholders' equity, but it increases the rate at which the assets depreciate. It also has an impact on deferred taxes.

- In fiscal year 2004, the Company adopted an accounting policy to expense purchases of spare parts (except for those considered strategic) at 100% of their values as at the time of purchase.

SUMMARY OF SIVENSA'S BUSINESS OPERATIONS

Overview

Sivensa is a holding company of one of the largest industrial conglomerates in Venezuela based on net sales. The Company is engaged in three steel-related manufacturing businesses: (i) the production of semi-finished and finished rolled steel products; (ii) the production of direct-reduced iron ("DRI") in the form of hot briquetted iron ("HBI"); and (iii) the production of steel wire products. All of these businesses are conducted through subsidiaries fully- or partially-controlled by the Company. The Company's steel business produces billets primarily for export and rolled products and wire mesh products primarily for sale in domestic markets. The Company uses billets to produce rolled products for the domestic construction sector and exports billets. Briquettes and billets constitute the Company's principal export products. The Company's HBI business produces HBI mainly for export and also sometimes sells it to the Company's steel business. The Company's HBI export business is the principal export business of the Company. The Company's steel wire products business produces agricultural, construction and manufacturing products for sale in the Venezuelan market and some export markets.

The Company enjoys leading domestic Venezuelan market positions in each of its principal product lines and is a leading Venezuelan private sector exporter. As of May 6, 2005, the Company was the eighteenth largest company listed on the Caracas Stock Exchange in terms of market capitalization, and the Company's Common Shares are among the most actively traded on that exchange. In fiscal year 2004, the Company's net sales were $498.5 million, the Company's operating income was $110.2 million and the Company's net income for the year was $47.7 million. In fiscal year 2004, 47.3% of the Company's net sales were exports and the Company's exports represented approximately 5.1% of all private, non-oil sector exports of goods from Venezuela.

The following table sets forth the Company's operating income and the percentage of the Company's operating income accounted for by each of its lines of business in fiscal year 2002, 2003 and 2004:

	Fiscal Year ended September 30,					
	2002		2003		2004	
	Operating Income	*% of Operating Income*	*Operating Income*	*% of Operating Income*	*Operating Income*	*% of Operating Income*
Steel business	15.9	237.3	10.4	30.1	30.8	27.9
HBI business	(9.6)	(143.3)	17.8	51.4	54.4	49.4
Steel wire business	5.9	88.1	6.0	17.3	11.5	10.4
Other	(0.1)	(1.5)	(0.2)	(.6)	1.4	1.3
Corporate[1]	(2.6)	(38.8)	(0.6)	(1.7)	(1.2)	(1.1)
Intra-Sivensa elimination[2]	(2.8)	(41.8)	1.2	3.5	13.4	12.2
Total	6.7	100.0%	34.6	100.0%	110.2	100.0%

(1) Represents corporate and general expenses of Sivensa, the parent holding company, that are not allocated to the lines of business.

(2) Represents eliminations of transactions among Sivensa and its consolidated subsidiaries. The principal eliminations relate to sales of HBI to the Company's steel business and general and administrative expenses.

Ownership of Subsidiaries

The Company conducts its business through wholly- or partially-owned subsidiaries. The three principal subsidiaries of the Company are:

- Sidetur, which is held indirectly by the Company (See "Use of Proceeds and Debt Restructuring—Terms of the Restructured Debt Pursuant to the 2005 Amendment—Security"), is engaged in the manufacture of steel billets for the export market and finished steel products for the construction, manufacturing and infrastructure industries;

- IBH, which is 67.8% owned by the Company, operates through the direct reduction plants of Venprecar (which is 98.4% owned by IBH) and Orinoco Iron (which is 51% owned by IBH) and produces iron ore briquettes to be sold in international markets as high-quality raw material for steel mills; and

- Vicson is 50.002% owned by the Company and operates as a joint venture with Bekaert S.A., a Belgian corporation ("Bekaert"), who owns the remaining 49.998% of Vicson. Vicson manufactures wires and wire products for the manufacturing, construction, agriculture and infrastructure sectors.

The following chart identifies the Company's principal subsidiaries and its percentage ownership in each subsidiary as of March 31, 2005:


SIVENSA
67.8%
100%(1)
50.002%
3.4%
IBH
INTERNATIONAL BRIQUETES HOLDING
SIDETUR
VICSON
Consorcio Amazonia
59%
51%
98.4%
Orinoco Iron
Venprecar

(1) See "Use of Proceeds and Debt Restructuring—Terms of the Restructured Debt Pursuant to the 2005 Amendment—Security" for a full description of the ownership structure of Sidetur.

Strategy

At the end of 1998, as a result of the crisis suffered by the international steel industry (which lasted until 2002) and the economic recession in Venezuela during the latter half of 1998, Sivensa decided to undertake an organizational and financial restructuring. The Company refocused its activities on the steel, wire and briquette sectors, selling off its investments in businesses in the oil and automotives fields in order to reduce its indebtedness. In addition, the Company proceeded with an intensive program geared toward reducing the administrative costs of the Company and its corporate offices.

Sivensa developed a strategy aimed at improving the Company's productivity and product quality and promoting a culture geared toward fostering personal motivation, an increase in productivity and technological upgrades in relation to the Company's manufacturing processes, and an emphasis on the quality of its product output. By emphasizing quality and productivity, Sivensa's strategy seeks to accomplish three main goals:

- to improve the competitiveness of its businesses,

- to satisfy its customers' needs through the quality and value of its products, and

- to consolidate and increase its capacity for exports.

Throughout its history, Sivensa has financed its industrial activities and growth by means of five main sources of finance: (i) cash flows from the operations of its subsidiaries; (ii) short- and long-term bank loans in various forms from domestic and international banks; (iii) the capital debt markets; (iv) the equity markets; and (v) the sale of assets.

Steel Business

The Company's steel business is conducted through Sidetur. Sidetur produces and sells rolled products (including reinforcing bars ("rebars") and general purpose steel bars ("merchant bars")), semi-finished products (principally billets for the production of steel and wire rods) and welded products (primarily wire mesh). The Company uses approximately half of its billet production in its own rolling mills and exports substantially all of the remainder, mainly to Ecuador, Colombia, the Dominican Republic and Peru. The Company sells its rolled and welded products primarily in Venezuela (where management believes it is the lowest cost producer). In fiscal year 2004, the Company was one of the two dominant manufacturers of rebars for use in reinforced concrete in Venezuela. In addition, the Company held the largest share of the Venezuelan market for pipings, handles, and wire mesh, which is also used in reinforced concrete. In fiscal year 2004, the Company's steel business had net sales of $280.2 million and operating income of $54.4 million, contributing 56.2% of the Company's consolidated net sales and 47.6% of its consolidated operating income. Excluding sales to other Company subsidiaries in fiscal year 2004, the Company's steel business sold 195.1 tonnes of long products, 62.2 tonnes of billets and 23.4 tonnes of welded products.

During fiscal year 2004, Sidetur made investments in assets of approximately $10 million to update equipment and modernize steel mills in Barquisimeto and Casima (Puerto Ordaz), its rolling mills in Antímano, Guarenas and Barquisimeto, as well as operations in various regions of Venezuela.

HBI Business

The Company, operating through IBH, its indirect majority-owned subsidiary Venprecar and Orinoco Iron (which owns the assets (including the RDI plant) of the Company's former wholly-owned subsidiary, Fior de Venezuela, S.A. ("Fior")), is a significant global producer of HBI for sale to third parties. HBI is a raw material used in the manufacture of steel and is primarily attractive as a substitute for high-quality scrap typically employed in electric arc furnace ("EAF") facilities installed in most steel mini-mills in the United States. HBI is more resistant to damage from handling and safer to ship than other forms of DRI. Production of DRI in the form of HBI allows easier storage and transportation and consequently makes it more suitable for sale in world markets. The Company's management believes that Venprecar's HBI facility is one of the lowest cost producers in the world and that the Company will benefit particularly from the expected expansion in global mini-mill and EAF capacity, along with the increasing use of HBI as a substitute for high-quality scrap.

The Company's HBI business sold 693.0 tonnes of HBI in fiscal year 2004, resulting in net sales of $110.9 million and operating income of $30.8 million. The HBI business accounted for 22.2% of the Company's consolidated net sales and 27.9% of the Company's consolidated operating income in fiscal year 2004.

Formation and Restructuring of the Joint Venture

In September 1997, IBH contributed most of the net assets of Fior, including project costs for the construction of a plant for direct reduction of iron ore in the Guayana region of Venezuela, to form a joint venture with the Australian company, The Broken Hill Proprietary Company Limited, currently known as BHP-Billiton, to develop, construct and jointly operate this project and to operate the plant previously owned by Fior. Pursuant to the joint venture agreement between the parties, BHP-Billiton purchased stock in RDI, Brifer International Ltd. ("Brifer"), and Orinoco Iron (both subsidiaries of IBH), thereby obtaining 50% ownership in these companies.

Thus, IBH and BHP-Billiton each had a 50% ownership interest in the joint venture (the "Joint Venture"), which consisted of four companies: (i) Orinoco Iron, which began commercial operations in August 2000, owns and operates a new 2.2 tonnes per year expected capacity HBI plant utilizing the Finmet process; (ii) RDI, which began operating in May 1997; (iii) Brifer, which owns the proprietary rights to the technology involved in improved fluid bed iron-ore fines reduction process and, jointly with Voest-Alpine Industrieanlagenbau GmbH, the Finmet process; and (iv) International Briquettes Marketing Services ("IBMS"), which provides briquette marketing services. In addition to IBMS, RDI and Brifer, IBH owns SDP International Corporation Ltd., a wholly-owned subsidiary located in Miami, Florida and established to provide management services.

During 2002, IBH amortized the remaining balance of its investment in these companies. In addition, due to the fact that the companies comprising the Joint Venture had deficits at September 30, 2004 amounting to $42 million and the fact that IBH had guaranteed a portion of Orinoco Iron's financial debt, IBH has set aside a provision of $21 million to recognize its share in this deficit.

On November 5, 2004, a change in the shareholding structure of Orinoco Iron was announced: BHP-Billiton assigned 2% of its shares in Orinoco Iron (representing 1% of the capital stock of Orinoco Iron) to IBH, and the remaining shares, as well as the $382 million in credit it held, were transferred to certain of Orinoco Iron's creditors. The outstanding amount of this financial debt remains unchanged, as does the amount and conditions of the senior debt that Orinoco Iron has pending with the creditor banks, which is currently overdue. Negotiations on restructuring this debt are ongoing.

BHP-Billiton also assigned to IBH, or its wholly-owned subsidiaries, all the shares it held in RDI, IBMS and Brifer. Therefore, IBH has become, directly or indirectly, the holder of all the capital stock of these companies. In addition, as part of this agreement, Orinoco Iron undertook to pay BHP-Billiton a settlement amount of $30 million and exempted BHP-Billiton from the payment of royalties to Brifer.

Consequently, since November 5, 2004, 51% of the capital stock of Orinoco Iron has been owned by IBH, which assumed full control over the equity and operations of Orinoco Iron. Thus, IBH has begun consolidating the results of Orinoco Iron. In addition, under the agreements reached between IBH and BHP-Billiton referred to above: (i) BHP-Billiton will receive a maximum amount of $30.0 million from Orinoco Iron, which obligation is not interest bearing; (ii) an amount equivalent to approximately 50% of Orinoco Iron's overdue debt originated under the financing agreements signed in 1997 to be neutralized in the future, subject to the meeting of certain conditions, so that it does not cause an impact on the current shareholding structure of Orinoco Iron or on the economic and voting rights currently held by IBH as a shareholder of Orinoco Iron; and (iii) additional rights were granted, including some voting rights, to certain shareholders of Orinoco Iron other than IBH.

Considering the contingent liabilities represented by the portion of Orinoco Iron's debt guaranteed by IBH, the future performance of IBH depends on reaching a solution for Orinoco Iron's financial condition. The Company's main goal since the beginning of fiscal year 2005 is to normalize the operations of Orinoco Iron's plant by increasing its production and reducing the costs per tonne of briquettes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Impact of the Ongoing Restructuring of the Indebtedness of the HBI Business".

The management of IBH, Venprecar, and Orinoco Iron are preparing a medium-term business plan and are taking action to resolve the current operational and financial matters, pursuant to which they plan to continue negotiations with Orinoco Iron's senior lenders for the restructuring of the outstanding debt and to increase production through simultaneous and continuous operation of all production trains, which will allow reduction of production cost per tonne and, therefore, increase cash flows.

Orinoco Iron is currently documenting agreements with CVG Ferrominera and CVG Edelca, iron ore and electricity suppliers, respectively, regarding the payment terms of outstanding debts.

However, no assurance can be given that any of these actions will ensure a solution for the current operational or financial situation of Orinoco Iron.

Steel Wire Products Business

The Company's steel wire products business is conducted through Vicson, a joint venture with Bekaert, one of the largest steel wire products manufacturers in the world. The Company controls, and has a 50.002% ownership interest in, Vicson. Vicson produces and sells bead-wire, stranded wire, mechanical spring wire, cable, barbed wire, fencing, nails and a variety of other wire products to the agricultural, industrial, construction and infrastructure sectors in Venezuela and to export markets in the United States, the Caribbean and Colombia. With an approximate market share of 69%, Vicson was the leading supplier of steel wire products in Venezuela in fiscal

year 2004. Management believes that Vicson was also a leading supplier of steel wire products in the Caribbean that year. In fiscal year 2004, the steel wire products business had net sales of $100.8 million and operating income of $11.5 million, contributing 20.2% of the Company's consolidated net sales and 10.4% of its consolidated operating income.

At the Antoon Bekaert plant, located in Valencia, Venezuela, a project was started for the updating of certain equipment in the area of nails, drawing and the first galvanizing line. With these investments, the plant's capacity will be recovered by over 90,000 tonnes per year. In addition, during fiscal year 2004, Vicson made progress in implementing the SAP platform. This change of system will allow the integration of the administrative and financial processes and the optimization of costs in several stages.

Currently Vicson holds a 75% interest in Proalco. Proalco is a joint venture among Vicson, Ideal Alambrec of Ecuador and Fiduifi, a trust incorporated for the acquisition by Proalco of the Mejia Family's holdings. Proalco is a Colombian producer of galvanized wire, bright wires, barbed wire, wires and nails. Since 1998, Proalco has been treated as a consolidated subsidiary of Vicson. Proalco produces and sells nails, barbed wire, staples, galvanized wire, chain link fence, wire rod bars, bright wire, and annealing wire. Currently Proalco has approximately 26% of the total Colombian steel wire market, and a 44% share of the galvanized segment.

Amazonia

In 1997, Amazonia won the bidding process for the right to acquire a 70% share ownership in Sidor. The Company contributed $140 million, equivalent to 20% of the entire contribution of Amazonia's shareholding companies. Sidor is Sidetur's principal competitor in the domestic market and is the largest producer of steel in Venezuela and the member countries of the Andean Pact. In addition to producing rolled steel products for the construction sector, such as rebar and wire rod, Sidor produces flat steel for the domestic wire industry, which is used in metalworking, auto parts and tube manufacturing.

Sidor and Amazonia were forced to restructure their bank debts twice during the period between January 1998 and June 2003. The Company was unable to participate in either of the two loan restructuring processes, which included additional capital contributions made by the other Amazonia shareholders as part of these restructuring processes. As a result, the Company saw its 20% holding in Amazonia reduced to 13.25% in the first restructuring process and its holding reduced from 13.25% to 3.4% in the second restructuring process.

As a result of this process, during the fiscal year ended September 30, 2003, the Company wrote off accounts receivable of $1.1 million with a charge to income. Additionally, as part of the second restructuring process, Amazonia decreased its holding in Sidor from 70% to 59.73%, and the Government increased its holding from 30% to 40.27%. All of the Company's shares in Amazonia have been pledged as collateral in favor of Sidor's creditor banks. During 2002, the Company recognized a loss in the value of its investment in Amazonia of $30 million based on this investment's estimated future cash flows.

Legal Proceedings

From time to time, the Company is involved in various civil and administrative proceedings. Except as described below, the Company is not a party to any material litigation or arbitration proceedings nor is any of the Company's property the subject of any material litigation or proceedings.

There is a claim for damages against the Company before the Fourth Court of First Instance for Civil, Commercial and Transit Matters in the State of Carabobo brought by Distribuidora Nosvi C.A. on July 22, 2002, demanding damages in the amount of Bs.10,000 million (approximately $4.7 million as of May 6, 2005).

There is a request for arbitration against Orinoco Iron before the London Maritime Arbitrators' Association that was brought on behalf of the owners of the tanker MV-YTHAN, which sank on February 28, 2004 with a cargo of finished briquettes. Orinoco Iron opposed the request for arbitration on December 2, 2004. Additionally, the ship owner brought proceedings to attach the property of Orinoco Iron in both the United States and England while